ARNOLD & PORTER LLP

Lily J. Lu
Lily_Lu@aporter.com

212.715.1307
212.715.1399 Fax

399 Park Avenue
New York, NY 10022-4690

05012361

November 2, 2005

SEC MAIL PROCESSING
RECEIVED
NOV 0 3 2005
WASH, D.C.
199
SECTION

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

PROCESSED
NOV 0 7 2005
THOMSON
FINANCIAL

SUPPL

Re: Bull
File Number 82-4847

Ladies and Gentlemen:

On behalf of Bull, a French *société anonyme* (the "Company"), we are furnishing you with English translations, versions or summaries of the communications and materials listed in Annex A to this letter pursuant to Rule 12g3-2(b) (the "Rule") under the Securities and Exchange Act of 1934, as amended (the "1934 Act").

The enclosed information is being furnished to you under subparagraph (1)(iii) of the Rule with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject the Company to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the 1934 Act.

Please acknowledge receipt of this letter and the enclosed information by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope.

ARNOLD & PORTER LLP

Thank you for your attention to this matter. If you have any questions or require additional information, please contact the undersigned at (212) 715-1307.

Very truly yours,

Lily J. Lu

Enclosures

ANNEX A

List of Information Made Public, Distributed or Filed
by the Company

1. INFORMATION PUBLISHED IN THE BULLETIN DES ANNONCES LEGALES OBLIGATOIRES ("BALO")

 1.1. Financial Information

  1.1.1. Second quarter 2005 consolidated turnover

 1.2. Materials Published in Connection with Shareholders' Meetings

  1.2.1. Notice of actions approved by shareholders at the Joint Ordinary and Extraordinary General Shareholders' Meeting of April 21, 2005

 1.3. Statement of Record of Existing Voting Rights

  1.3.1. Statement of record of existing voting rights as of May 25, 2004

  1.3.2. Statement of record of existing voting rights as of April 21, 2005

2. MATERIAL CONCERNING SECURITIES OFFERINGS

 2.1. Documents relating to the capital increase

  2.1.1. Public offering memorandum (note d'operation) with respect to the capital increase, which public offering memorandum received approval no. 04-577 dated June 9, 2004 of the AMF

  2.1.2. Public legal notice regarding the capital increase published in the BALO on or about June 11, 2004 **(in French only)**

  2.1.3. AMF information notice on the main characteristics of the capital increase **(in French only)**

3. PRESS RELEASES

 3.1. Title: Bull Achieves Gold Certified Partner Status in Microsoft Partner Program
 Date : October 25, 2005

BULL

French corporation (*Société Anonyme*) with capital stock of €9,678,579.92.
Registered office: avenue Jean Jaurès, 78340 Les Clayes-sous-Bois.
Versailles Trade and Companies Registry no. B542 046 065.

Consolidated Turnover
(In thousands of Euros.)

	2005	2004	Change
Products:			
First quarter	117,000	110,100	+6.3%
Second quarter	158,000	139,900	+12.9%
Full year		521,000	
Maintenance:			
First quarter	69,700	78,000	-10.6%
Second quarter	70,500	80,200	-12.1%
Full year		309,600	
Services:			
First quarter	69,900	74,000	-5.5%
Second quarter	86,700	83,500	+3.8%
Full year		308,100	
Consolidated turnover:			
First quarter	256,600	262,100	-2.1%
Second quarter	315,200	303,600	+3.8%
Full year		1,138,700	

The Group's turnover for the second quarter of 2005 was 315.2 million Euros, up 4% in comparison with the second quarter of the preceding year. For the whole of the first semester of 2005, turnover was up 1% and attained 571.8 million Euros, a larger amount than the objective of 560 million Euros. It was the result in particular of a net improvement of the turnover Products (+ 10%). This growth indicates the relevance and competitiveness of Bull's offerings in the domain of innovative technologies. The level of turnover from Services was comparable to the level of last year (– 0.6%), and encouragingly, a resurgence of 4% began in comparison with the second quarter of 2004. The change in the maintenance activities (– 11%) was in accordance with anticipations.

BULL

Société anonyme au capital de 9 678 579,92 €.
Siège social : avenue Jean Jaurès, 78340 Les Clayes-sous-Bois.
542 046 065 R.C.S. Versailles.

Chiffre d'affaires consolidé.
(En milliers d'euros.)

	2005	2004	Variation par rapport à 2004
Produits :			
Premier trimestre	117 000	110 100	+ 6,3 %
Deuxième trimestre	158 000	139 900	+ 12,9 %
Total année		521 000	
Maintenance :			
Premier trimestre	69 700	78 000	– 10,6 %
Deuxième trimestre	70 500	80 200	– 12,1 %
Total année		309 600	
Services :			
Premier trimestre	69 900	74 000	– 5,5 %
Deuxième trimestre	86 700	83 500	+ 3,8 %
Total année		308 100	
Chiffre d'affaires consolidé :			
Premier trimestre	256 600	262 100	– 2,1 %
Deuxième trimestre	315 200	303 600	+ 3,8 %
Total année		1 138 700	

Le chiffre d'affaires du groupe pour le deuxième trimestre 2005 est de 315,2 millions d'euros, en hausse de 4 % par rapport au deuxième trimestre de l'année précédente. Pour l'ensemble du premier semestre 2005, le chiffre d'affaires est en hausse de 1 % et a atteint 571,8 millions d'euros, montant supérieur à l'objectif de 560 millions d'euros. Il résulte en particulier d'une nette amélioration du chiffre d'affaires Produits (+ 10 %). Cette croissance témoigne de la pertinence et de la compétitivité de l'offre de Bull dans le domaine des technologies innovantes. Le niveau du chiffres d'affaires des activités Services a été comparable à celui de l'année dernière (– 0,6 %), et fait encourageant, une reprise de 4 % a été amorcée par rapport au second semestre 2004. L'évolution des activités de maintenance (– 11 %) est conforme aux prévisions.

95006

BULL

Société anonyme au capital de 9 678 579,92 €.
Siège social : rue Jean Jaurès, 78340 Les Clayes-sous-Bois.
542 046 065 R.C.S. Versailles.

III. — Affectation du résultat de l'exercice clos le 31 décembre 2004 et approbation des comptes par l'assemblée générale du 21 avril 2005.

Le bénéfice net comptable de l'exercice social clos le 31 décembre 2004 qui s'élève à 555 390 149,84 € est affecté au compte Report à nouveau débiteur.
Les comptes sociaux et consolidés et le projet d'affectation du résultat de l'exercice clos le 31 décembre 2004 ont été approuvés par l'assemblée générale du 21 avril 2005.

7091

Published to the BALO under the number 7091 on May 4, 2005

Free translation

III - Allocation of the 2004 year earnings and approbation of the accounts of the financial year ended on December 31, 2004 by the ordinary shareholders meeting of April 2005.

The net profit of the accounting year ended on December 31, 2004 amounting to 555 390 149,84 € is allocated to the reported losses " Compte report à nouveau débiteur".
The consolidated and the company accounts and the project of the 2004 allocation earning of the accounting year ended on December 2004, have been approved by the General Shareholders Meeting held on April 21, 2005.

BULL

French corporation (*Société Anonyme*) with capital stock of €1,701,988.99.
Registered office: 68, route de Versailles, 78430 Louveciennes.
Versailles Trade and Companies Registry no. B542 046 065.

Voting Rights

In compliance with the article L 233-8 of the commercial code, the Company informs the shareholders that on May 25, 2004, the date of the Ordinary and Extraordinary Shareholders Meeting, the capital was divided into 170,198,899 shares and represented a total number of existing voting rights of 168,810,666.

67743

BULL

Société anonyme au capital de 1 701 988,99 €.
Siège social : 68, route de Versailles, 78430 Louveciennes.
542 046 065 R.C.S. Versailles.

Droits de vote

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires qu'à l'issue du 25 mai 2004, date de l'assemblée générale mixte, le capital se composait de 170 198 899 actions et représentait un nombre total de droits de vote existant de 168 810 666.

67743

BULL

Société anonyme au capital de 9 678 579,92 €.
Siège social : Rue Jean Jaurès, 78340 Les Clayes-sous-Bois.
542 046 065 R.C S. Versailles.

Droits de vote

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires qu'au 21 avril 2005, date de l'assemblée générale mixte des actionnaires, le capital en circulation se composait de 967 857 992 actions et représentait un nombre total de droits de vote existants était de 965 775 696.

87244

Free translation

In compliance with the article L 233-8 of the commercial code, the Company inform the shareholders that on April 21, 2005, day of the combined Ordinary and Extraordinary Shareholders meeting, the capital was divided into 967 857 992 shares and represented un total number of voting rights of 965 775 696.

Balo n° 87 244 of May 4, 2005

This document only constitutes a translation of the French note d'opération which received the approval n° 04-577 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'opération and this document, the French note d'opération shall prevail

Bull

French corporation (*Société Anonyme*) with capital stock of €1,701,988.99
Registered office: 68 route de Versailles – 78430 Louveciennes – France
Versailles Trade and Companies Registry No. 542 046 065

NOTE D'OPERATION MADE AVAILABLE TO THE PUBLIC IN RELATION TO A CAPITAL INCREASE IN CASH WITH PRESERVATION OF IRREDUCIBLE PREFERENTIAL SUBSCRIPTION RIGHTS FOR A TOTAL SUBSCRIPTION OF €44,251,712.70 BY ISSUING 442,517,127 NEW SHARES AT THE PRICE OF €0.10 PER SHARE WITH THIRTEEN (13) NEW SHARES FOR FIVE (5) EXISTING SHARES, LASTING FROM JUNE 17 THROUGH JUNE 30, 2004, INCLUSIVE.

AMF AUTORITÉ DES MARCHÉS FINANCIERS

Pursuant to articles L. 412-1 and L. 621-8 of the French *Code monétaire and financier*, the *Autorité des Marchés Financiers* has granted its approval no 04-577 dated June 9, 2004 to the present *note d'opération,* in compliance with the provisions of *Commission des Opérations de Bourse* ruling no. 98-01. The *note d'opération* has been prepared by Bull and engages the responsibilities of those parties who are signatories. The approval of the *Autorité des Marchés Financiers* does not imply any approval of the financial advisability of the transaction, nor any validation of the financial and accounting information presented therein. Approval was granted following an examination of the relevance and consistency of the information presented in the transaction that is proposed to investors.

The *Autorité des Marchés Financiers* wishes to call the following items to the public's attention:

- The capital increase with preferential subscription rights that is the subject of this *note d'opération* is part of a larger recapitalization plan that includes both the restructuring of the advance from the French government and subject to approval by the European Commission (see paragraph "Restructuring French government debt" on pages 13 and 14 of the *note d'opération*) and the simplified public exchange offer aimed at restructuring the debt to holders of OCEANE bonds (see paragraph "Restructuring the OCEANE holders' debt" on pages 12 and 13of this *note d'opération*). The simplified public exchange offer on OCEANE bonds was the subject of a June 9, 2004 *note d'information* approved by the AMF with the reference number 04-576.
- The following paragraph on page 14 of the *note d'opération* which states: "*In the event the European Commission should reject the restructuring aid proposed by the French government (see above), the completion of this capital increase would not be jeopardized. Moreover, the amendments to the OCEANE issuance contract approved by the December 11, 2003 OCEANE holders General Meeting would not take effect and the terms of the initial OCEANE issuance contract, which remain in effect pending the decision by the European Commission, would be maintained until a new restructuring project is adopted. The calculation of the theoretical value of the preferential subscription right is nevertheless based on the assumption that the above-mentioned amendments approved by the OCEANE holders General Meeting will come into effect, especially given the confidence expressed by the French government on the outcome of the European Commission's review process.*"
- The Group and the parent company had negative shareholder's equity of €726 million and €752.6 million, respectively, at December 31, 2003.
- The observation regarding the going concern principle expressed by the statutory auditors in their report on the consolidated financial statements (see page 29 of the *document de référence*).

Legal notice published in the June 11, 2004 Bulletin des Annonces Légales Obligatoires.

- This *note d'opération* incorporates by reference Bull's reference document for 2003 (2003 annual report) recorded by the Autorité des Marchés Financiers on May 28, 2004 under No. R-04-100, as well as the information note concerning the corresponding public exchange offer initiated by Bull on Bull's 2000/2005 - 2.25% OCEANEs and approved by the Autorité des Marchés Financiers on June 9, 2004 under No 04-576.

This document only constitutes a translation of the French note d'opération which received the approval n° 04-577 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'opération and this document, the French note d'opération shall prevail

Copies of the present *note d'opération*, the annual report in the form of reference document and the information note relating to the public exchange offer for Bull's OCEANEs are freely available at Bull's registered office, 68 route de Versailles, 78430 Louveciennes – France, and on web sites of Bull (www.bull.fr) and the *Autorité des Marchés Financiers* (www.amf-france.org).

This document only constitutes a translation of the French note d'opération which received the approval n° 04-577 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'opération and this document, the French note d'opération shall prevail

PRINCIPAL CHARACTERISTICS OF THE CAPITAL INCREASE BY ISSUING SHARES TO BE SUBSCRIBED TO IN CASH

Issuer	Bull ("**Bull**" or the "**Company**").
Purpose of the issue	The proceeds of the issue will be used to replenish the Company's shareholders' equity, as specified in the "Recapitalization Plan" whose terms and implementation processes were approved by Bulls' Board of Directors at its November 20, 2003 meeting and initiated at the March 31, 2004 meeting.
Type and number of shares issued	442,517,127 new shares with a par value of €0.01 per share.
Subscription price of the new shares	The subscription price is set at €0.10 per share, including par value of €0.01 and €0.09 in additional paid-in capital.
Issue proceeds	The gross proceeds of the issue will amount to €44,251,712.70, including the additional paid-in capital. The estimated net proceeds of the issue should amount to approximately €43,051,712.70.
Subscription period	From June 17, 2004 through June 30, 2004, inclusive. The preferential subscription rights will be detached on June 17, 2004 and traded on the Euronext Paris SA *Premier Marché* from that same day through the end of the subscription period, i.e. June 30, 2004, inclusive.
ISIN code of the DPS	FR 0010093278
Vesting date	The rights attached to the new shares became vested on January 1, 2004.
Preferential subscription rights	The subscription of the new shares will be reserved preferentially, from June 17 through June 30, 2004, inclusive, for holders of the existing shares composing the capital stock, or for the assignees of their rights, who may irreducibly subscribe at the rate of thirteen (13) new shares for five (5) existing shares owned, without taking into account fractions of shares. Subscriptions will not be accepted from shareholders attempting to subscribe to more shares than the total number to which they are entitled to subscribe. These unsubscribed shares will be allocated by the Board of Directors among those persons having committed to subscribing to the present capital increase (see paragraph 2.2.14).
Listing of the new shares	Expected to take place on the Euronext Paris SA *Premier Marché* on July 15, 2004.
Theoretical value of the preferential subscription right	€0.58 (based on the closing share price of €0.92 quoted on the Euronext Paris SA *Premier Marché* on June 8, 2004).

This document only constitutes a translation of the French note d'opération which received the approval n° 04-577 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'opération and this document, the French note d'opération shall prevail

Market price of the share (Euronext Paris SA - *Premier Marché*)

Twelve-month high and low: the highest price traded was €0.59, and the lowest €1.22. Closing price quoted on June 8, 2004: €0.92.

Commitments and intentions of the principal shareholders

Certain of the Company's shareholders mentioned hereafter have committed to subscribe to shares under the present issue for an amount representing 33.9% of the capital increase.
NEC, which holds, to the best of the Company's knowledge, 28,753,594 Bull shares representing, at April 30, 2004, 16.9% of Bull's capital and the Company's voting rights, has committed to subscribe to up to 75,000,000 new shares for a maximum amount of €7.5 million.

France Telecom ("**FT**"), which holds, directly or through its subsidiaries, to the best of the Company's knowledge, 28,753,594 Bull shares representing, at April 30, 2004, 16.9% of Bull's capital and 16.9% of the Company's voting rights, has committed to subscribe to up to 75,000,000 new shares for a maximum of €7.5 million.

The French government, which holds 27,743,824 Bull shares (representing 16.3% of the Bull's capital and voting rights as of April 30, 2004), and Motorola, which holds 28,753,594 Bull shares (representing 16.9% of Bull's capital and voting rights as of April 30, 2004), have notified Bull of their intention not to sell or transfer their shares prior to the subscription period, thereby entitling them to benefit from their preferential subscription rights attached to these shares, rights that they do not intend to exercise or sell.

Other investor commitments

The investors mentioned hereafter (the "**Investors**") have undertaken the following commitments: AXA Private Equity has committed to subscribe to the present capital increase for €7,000,000, i.e. 70,000,000 new shares.
Debeka has committed to subscribe to the present capital increase for €3,000,000, i.e. 30,000,000 new shares.
Artemis has committed to subscribe to the present capital increase for €2,000,000, i.e. 20,000,000 new shares.
347 managers of the Bull Group have committed to subscribe to the present capital increase for €4,888,775, i.e. 48,887,750 new shares.

Allocation of the shares not subscribed to irreducibly

The Company will allocate to investors and shareholders who have committed to participating in the current capital increase up to 72.31% of the shares that were not subscribed to irreducibly by other shareholders as part of their preferential subscription rights.
Lastly, in the event that all of the preferential subscription rights allocated to shareholders other than NEC, FT, Motorola and the French government should not be exercised, the corresponding shares will be reallocated by Bull's Board of Directors to a group of OCEANE holders who in December 2003 agreed to commit to subscribe to the present capital increase in an amount that could represent up to €12,252,254.90, i.e. 122,522,549 new shares.

Guarantee

Given the subscription commitments received by the Company, which are listed in detail in paragraph 2.2.14 and make up 99.8% of the present offering, the operation is not guaranteed by a financial institution.

Proposed schedule of the transaction	- AMF approval of the *note d'opération*: June 9, 2004 - Publication of the legal notice in the BALO: June 11, 2004 - Opening of the subscription period – detachment and initial listing of the preferential subscription rights: June 17, 2004 - Close of the subscription period and delisting of the preferential subscription rights: June 30, 2004 - Meeting of Board of Directors in order to allocate shares not subscribed during the subscription period: July 13, 2004 - Listing of the new shares: July 15, 2004. The new shares will be equivalent to and listed on the same line as the existing shares (ISIN code: FR0000052607).
Centralizer	Subscriptions of shares and payments will be received from subscribers or from the intermediary authorized to act in their name and on their behalf at the registered office of Euro Emetteurs Finance – 48, boulevard des Batignolles – 75850 Paris Cedex 17, France. Each irreducible subscription must be accompanied by the payment of the subscription price. Subscriptions and payments from shareholders whose shares are held in fully registered form will be received by Société Générale. The funds paid in respect of subscriptions will be deposited with Euro Emetteurs Finance, which will establish a funds deposit certificate acknowledging the present capital increase.
Person responsible for the Information	Marie-Claude Bessis Director of Communication Bull 68, route de Versailles 78430 LOUVECIENNES Tel: 33 (1) 39 66 70 55 e-mail : marie-claude.bessis@bull.net
Availability of the *note d'opération*	Copies of the 2003 reference document and present *note d'opération* are freely available at Bull's registered office, 68 route de Versailles, 78430 Louveciennes – France, as well as on the web sites of Bull (www.bull.fr) and the *Autorité des Marchés Financiers* (www.amf-france.org).

This document only constitutes a translation of the French note d'opération which received the approval n° 04-577 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'opération and this document, the French note d'opération shall prevail

TABLE DES MATIÈRES

This document only constitutes a translation of the French note d'opération which received the approval n° 04-577 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'opération and this document, the French note d'opération shall prevail

1. PERSONS RESPONSIBLE FOR THE *NOTE D'OPERATION* AND FOR AUDITING THE FINANCIAL STATEMENTS, AND DECLARATIONS

1.1. Person responsible for the note d'opération

Gervais Pellissier, Director, acting Chairman of the Board of Directors ("*Administrateur délégué dans les fonctions de Président du Conseil d'Administration*") pursuant to the decision of the April 1, 2004 Board meeting and "delegated" Chief Executive Officer ("*Directeur Général Délégué*").

1.2. Declaration of the person responsible for the note d'opération

"To the best of our knowledge, the information contained in the present note d'opération is accurate. It includes all the data investors require to evaluate the assets, business, financial situation, net income and outlook of Bull and its subsidiaries, as well as the rights attached to the shares issued, and does not include any omissions that would alter their appreciation".

Louveciennes, June 9, 2004
Gervais Pellissier, Director, acting Chairman of the Board of Directors ("*Administrateur délégué dans les fonctions de Président du Conseil d'Administration*") pursuant to the decision of the April 1, 2004 Board meeting and "delegated" Chief Executive Officer ("*Directeur Général Délégué*").

1.3. Persons responsible for auditing the financial statements

1.3.1. Principal auditors

Amyot Exco Grant Thornton	**Deloitte Touche Tohmatsu**
Represented by Daniel Kurkdjian and Isabelle Fauvel 104, avenue des Champs-Elysées 75008 Paris – France	Represented by Jean-Paul Picard and Frédéric Moulin 185, avenue Charles de Gaulle 92200 Neuilly-sur-Seine – France
Start of the initial term:	**Start of the initial term:**
Named by the March 28, 1995 Annual Shareholders' Meeting, with renewal of term at the May 3, 2001 Meeting	Named by the April 15, 1999 Annual Shareholders' Meeting
Conclusion of the current term:	
The current term concludes at the end of the Annual Shareholders' Meeting held to approve the 2006 financial statements.	The current term concludes at the end of the Annual Shareholders' Meeting held to approve the 2004 financial statements

1.3.2. Substitute auditors

IGEC	**BEAS**
2, rue de Washington 75008 Paris	7, villa Houssay 92200 Neuilly-sur-Seine
Start of the initial term:	**Start of the initial term:**
Named by the May 3, 2001 Annual Shareholders' Meeting	Named by the April 15, 1999 Annual Shareholders' Meeting
Conclusion of current term:	
The current term concludes at the end of the Annual Shareholders' Meeting held to approve the 2006 financial statements.	The current term concludes at the end of the Annual Shareholders' Meeting held to approve the 2004 financial statements

1.3.3. Declarations of the persons responsible for auditing the financial statements

"In our capacity as Bull's auditors and in accordance with COB regulation 98-01, we proceeded, in accordance with generally accepted French auditing standards, to audit the information on the financial situation and historical accounts contained in this *note d'opération* established on the occasion of the capital increase in cash with maintenance of preferential subscriptions rights for a total of €44,251,712.70 through the issue of 442,517,127 new shares with a par value of €0.10, based on a ratio of 13 new shares for 5 old shares.

This *note d'opération* incorporates the May 28, 2004 reference document recorded by the Autorité des Marchés Financiers under No. R.04-100. We gave this reference document an unqualified opinion also dated May 28, 2004, in which we concluded that on the basis of our audit, we had no observations to make on the accuracy of the information regarding the financial situation and financial statements presented in the reference document other than observations related to our audit opinion on the parent company and consolidated financial statements for the years ending December 31, 2001, 2002 and 2003.

The Chairman of the Board of Directors is responsible for the preparation of this *note d'opération*. Our duty is to express an opinion on the accuracy of the information regarding the financial situation and financial statements.

In accordance with generally accepted French auditing standards, our due diligence efforts consisted of assessing the accuracy of the information on the financial situation and financial statements and ensuring their consistency with the accounts underlying a report. They also consisted of reading the other information contained in the *note d'opération*, in order to identify any major inconsistencies with the information involving the financial situation and financial statements, and to call attention to any clear errors that we would have found based on our general knowledge of the company in the course of our mandate. With regard to specific estimates based on a structured elaboration process, this reading took into account the assumptions used by management and their corresponding figures.

In accordance with French generally accepted auditing principles, we audited the parent company and consolidated financial statements for the years ending December 31, 2001, 2002 and 2003, approved by the Board of Directors in accordance with French generally accepted accounting principles. We certified with one reservation and one remark for the 2001 financial statements, and certified with remarks but no reservations for the 2002 and 2003 financial statements.

In our audit opinion for the 2001 consolidated financial statements, we issued:
a reservation regarding the €29 million deferred tax asset still on the December 31, 2001 consolidated balance sheet, which, in light of the Group's results from the previous three years, should have been fully written off and expensed in 2001;
a remark concerning the uncertainty surrounding the success of the measures aimed at enabling a turnaround for Bull Group, as described in the appended notes.

- in our audit opinion for the 2002 consolidated financial statements, our remarks involved:
    - the uncertainty related to the success of the Bull Group recapitalization plan, as presented in the appended notes;
    - the expense recorded in the first half of 2002 relating to the write-down of the €29 million deferred tax asset, which should have been recorded as of December 31, 2001.

- in our audit opinion for the 2003 consolidated financial statements, we called attention to the uncertainty surrounding the implementation of the Bull Group recapitalization plan, as presented in note 2 of the appendix. The success of this plan aimed at replenishing Bull's equity, which was first adopted by the Board of Directors at its November 20, 2003 meeting and definitively approved at its March 31, 2004 meeting, depends on the implementation of the following transactions:
    - the successful completion of a €44.3 million capital increase, which some of the current shareholders and new partners, investors and clients, have committed to participate in as part of the "Shareholders and Partners" plan. Prior to this capital increase, which is subject to your approval, a €338.7 million capital reduction through a reduction in the par value of the shares will take place;
    - the successful completion of the exchange offer on the OCEANEs, to be carried out in conjunction with the above-mentioned capital increase, and the amendment of the OCEANE issuance contract;
    - the granting by the French government of €517 million in restructuring aid, combined with a return to better fortune clause. This aid, which the French government notified to the European Commission on February 20, 2004, is subject to the Commission's review to determine whether it complies with the terms of EU directives regarding State aid. Prior to the disbursement of the restructuring aid, the €450 million shareholder advance (excluding capitalized interest) paid out by the French government, which was converted on March 31, 2004 into a fixed-term subordinated loan, must be reimbursed through temporary financing.

  The success of this recapitalization plan and the continued turnaround in Bull Group's operating performance in 2004 are essential if the Group is to ensure its continuing operations. Otherwise, the value of some assets and liabilities could turn out to be not relevant.

Based on our efforts, we have no other observations to make on the accuracy of the information of the financial situation and financial statements presented in this *note d'opération*."

Paris and Neuilly-sur-Seine, France, June 9, 2004
The Auditors

Amyot Exco Grant Thornton	Deloitte Touche Tohmatsu
Isabelle Fauvel Daniel Kurkdjian	Frédéric Moulin Jean-Paul Picard

1.4. Person responsible for the Information

Marie-Claude Bessis
Director of Communication
Bull
68 route de Versailles
78430 LOUVECIENNES
Tel (33) (1) 39 66 70 55
Email : marie-claude.bessis@bull.net

"EUR" and the "€" symbol refer in the present note d'opération to the official currency of the European Union. Unless otherwise indicated, "USD" and "$" refer to the official currency of the United States of America.

2. INFORMATION PERTAINING TO THE ISSUE AND ADMISSION OF NEW SHARES FOR TRADING ON THE EURONEXT PARIS SA *PREMIER MARCHE*

Rationale and aims of the issue

The present capital increase (hereafter the "**Capital Increase**") is made as part of Bull's ("**Bull**" or "the Company") financial restructuring and recapitalization plan (the "**Recapitalization Plan**"), the terms and forms of which were approved at the November 20, 2003 meeting of Bull's Board of Directors and initiated at its March 31, 2004 meeting. The Recapitalization Plan was approved by the May 25, 2004 Shareholders' General Meeting.

It should be reminded that, pursuant to the difficulties encountered by the Bull Group in 2000 and 2001, a significant restructuring plan was set in place. The first stage of the plan was to return the Group to operating profitability. The plan then called for Bull to replenish its shareholders' equity. The Group Bull had negative consolidated shareholder's equity of €726 million at December 31, 2003, and the Bull parent company had negative shareholder's equity of €753 million. As the first stage of the plan has been accomplished (return to operating profitability in 2003 with €40.7 million in operating income), the Company must now engage a profound financial restructuring in order to rid its balance sheet of the losses it accumulated during previous years. The Company is in fact legally required to replenish its shareholders' equity by increasing it to an amount representing at least 50% or more of its capital stock. Furthermore, if the Recapitalization Plan is not implemented as described above, the Company will not have sufficient resources to repay its existing commitments to the French government and the holders of the bonds convertible and/or exchangeable for new or existing shares of Bull that were issued by the Company on May 3, 2000 (hereafter the "**OCEANEs**").

The Group's financial debt (excluding securitized receivables debt) comprises the following two items:

- The loan granted by the French government, in the form of a shareholder advance, that was approved by the European Commission as rescue aid, amounting to €491 million (including accrued interest) at December 31, 2003;
- The OCEANEs, with a book value of €204.6 million in the December 31, 2003 consolidated financial statements, which mature January 1, 2005.

This being the case, the business plan calls for restructuring the existing debt while concurrently decreasing and then increasing capital.

Restructuring the OCEANE holders' debt

As part of the restructuring of the debt, at the Thursday December 11, 2003 OCEANE holders General Meeting, more than 95% of the OCEANE holders approved the resolutions amending the following characteristics of the OCEANE issuance agreement:

- Deferral of the redemption date to January 1, 2033;
- Setting of the annual interest rate at 0.1% with effect from January 1, 2004;

- Setting of the redemption price at 100% of the par value (the price was initially fixed at 116.6%), or €15.75;
- Forgoing of the conversion parity adjustment that would result from the Capital Increase transaction currently planned by the Board of Directors and that is the object of the present *note d'opération.*

The implementation of these modifications of the OCEANE issuance agreement is subject to the European Commission's approval of the restructuring of the loan from the French government.

By doing the above, OCEANE holders accepted a sharp decrease in the economic value of their debt.

Under the terms of the OCEANE issuance contract (see the May 4, 2000 offering memorandum approved by the COB, No. 00-700), the Capital Increase may result in an adjustment to the rights of OCEANE holders. As described above, the December 11, 2003 General Meeting of OCEANE holders nevertheless voted to forgo the adjustment related to the present Capital Increase. Pending the approval from the European Commission, the conversion parity of outstanding OCEANEs will therefore be adjusted in accordance with the terms stipulated in the issuance contract.

Restructuring the French government debt

As this liability concerns the French government, it was decided that it would be restructured in the following manner:

- On February 20, 2004, the French government notified the European Commission of its intention to provide Bull with €517 million (par value) in new restructuring aid – subject to the inclusion of a clause of return to better fortune – with the disbursement in early 2005, once Bull has repaid the outstanding rescue aid and subject to the approval of the European Commission;

- Prior to receiving the approval of the European Commission, and in order to avoid any short- or medium-term liquidity risk for the Company, the advance granted by the French government as rescue aid was amended with effect from March 31, 2004 and converted into a fixed-term subordinated loan ("**PSDD**" in French) with the following characteristics:

  - par value of €497 million;
  - maturity fixed at January 1, 2033; by dispensation, the loan may be repaid early at any time at Bull's initiative, or at a date that is to be agreed upon by the French government and Bull and, in the event that the European Commission approves the proposed new restructuring aid, the said date being no later than December 31, 2004;
  - interest is payable annually in arrears: the annual rate of interest is fixed at 5.23% for 2004, and at 0.3% from January 1, 2005 through maturity;
  - subordination: in principle, the PSDD is a next-to-last ranked liability for Bull, although if the proposed Offer for the OCEANEs (as defined below) should result in the exchange of fewer than 80% of the OCEANEs outstanding, the PSDD will be an unsecured commitment for Bull, as are the OCEANEs.

- After receiving the approval of the European Commission for the proposed restructuring aid, this PSDD will be redeemed at its par value, perhaps through use of a short-term bridge loan.

The French government will provide Bull with the equivalent amount of restructuring aid in early 2005. This restructuring aid will enable Bull to repay the aforementioned bridge loan.

The restructuring aid will be accompanied by a clause of return to better fortune in favor of the French government. The principal characteristics of this clause are:

- a 23.5% payment on the portion of consolidated current annual pre-tax income over a deductible of €10 million (note that 2003 consolidated current pre-tax income amounted to a loss of €6 million, but this included the interest expense on the shareholder advance from the French State);
- an eight-year period following the year ended at December 31, 2005,
- exemption in the event that:
  i. the payment of the clause of return to better fortune would result in the Bull parent company's shareholder's equity going below the €10 million level;
  ii. Bull's operating cash flows are lower than €10 million in the year in question (note that 2003 operating cash flow was negative by €36 million),
- redemption clause in Bull's favor, with the redemption price to be determined by expert testimony.

It should be reminded that following the March 31, 2004 meeting of the Board of Directors, the representative of the French government stated his "*confidence that the proposed aid would comply with EC regulations, and that the Commission, following an examination, would make a formal decision within a maximum period of six months*".

Capital decrease and increase

It is reminded that the capital transactions involved under the Recapitalization Plan include:

- A capital decrease prompted by the Company's prior losses, by reducing the par value from €2.00 to €0.01 per share, as approved by the Company's May 25, 2004 Annual Shareholders' Meeting; this capital decrease will lower capital stock from €340,397,798.00 to €1,701,988.99;

- A Capital Increase in the amount of €44,251,712.70, including additional paid-in capital, with preferential subscription rights maintained for current shareholders at €0.10 per share. Two current shareholders, in addition to several non-shareholder Investors (AXA Private Equity, Debeka, Artemis and 347 managers of the Bull Group), acting independently of one another, have committed to subscribing to the present Capital Increase for an amount totaling €31.9 million.

The present Capital Increase is essential if the Group is to return to a positive net asset position and to reduce its net financial debt: subsequent to the public exchange launched concurrently with the present Capital Increase and approved below, Bull will have the net funds it requires to finance the Company's growth and weather any economic jolts to its business sector.

In the event the European Commission should reject the restructuring aid plan proposed by the French government (see above), the successful completion of this Capital Increase would not be jeopardized. Moreover, the amendments to the OCEANE issuance contract approved by the December 11, 2003 OCEANE holders General Meeting would not take effect, and the terms of the initial OCEANE issuance contract, which remain in effect pending the decision by the European Commission, would be maintained

until a new restructuring plan is adopted. The calculation of the theoretical value of the preferential subscription right is nevertheless based on the assumption that the above-mentioned amendments approved by the OCEANE holders General Meeting will come into effect, especially given the confidence expressed by the French government on the outcome of the European Commission's review process.

Concurrent to the present Capital Increase, a public offer to exchange the OCEANEs for shares or shares with warrants (ABSAs) to be issued by Bull has been launched by the Company (the "**Offer**" or the "**PEO**"). The present Capital Increase will legally precede the PEO. Consequently, the shares provided to the OCEANE holders under the PEO will not grant them rights to the allocation of preferential subscription rights that would allow them to subscribe to the present Capital Increase.

2.1. Information pertaining to the admission of new shares to the Euronext Paris SA **Premier Marché**

2.1.1. Nature, class, number, par value, form, vesting date

The 442,517,127 shares to be issued, with a par value of €0.01 each, will be in the same class as and equivalent to the Bull shares already traded on the Euronext Paris SA *Premier Marché* (ISIN code: FR0000052607) and the rights attached to these shares will be vested with effect from January 1, 2004. From that day on, these shares will confer the same rights as the Company's other shares. Shareholders may elect to receive them in either registered or bearer form. Bull reserves the right to identify its shareholders using the so-called "identifiable bearer securities" process.

2.1.2. Percentage of capital and voting rights represented by the new shares

Based on Bull's capital stock of €1,701,988.99 at May 25, 2004, comprising 170,198,899 shares with a par value of €0.01 per share, the 442,517,127 new shares to be issued under the Capital Increase will represent 260% of Bull's capital stock and 260% of the voting rights.

It should also be noted that, concurrently with the present Capital Increase, Bull has initiated a PEO for all of its outstanding OCEANEs. The following table shows the change in the number of shares and the percentage in capital represented by the new shares after taking into account the PEO:

	Number of shares before offering	*Number of shares created by Capital Increase*	*Number of shares created by PEO*	*Number of shares created by exercise of warrants*	*Number of shares after offering*	*Percentage of capital stock of shares created*
100% contribution of OCEANEs to Primary Offer	170 198 899	442 517 127	229 907 920	-	842 623 946	52,5%
100% contribution of OCEANEs to Secondary Offer	170 198 899	442 517 127	183 926 336	183 926 336	980 568 698	45,1%

2.1.3. Exercise of stock options and conversion or exchange of OCEANEs

2.1.3.1. Exercise of stock options

Bull has granted stock options (the "**Options**") to certain of its employees and Directors: these Options are described in Bull's 2003 *document de référence* approved by the *Autorité des Marchés Financiers* on May 28, 2004 under no. R-04-100 (see note 27 of the notes to the consolidated financial statements).

Options holders who exercised their Options prior to May 27, 2004 will receive shares with preferential subscription rights allowing them, if they so desire, to subscribe to the new share issue just like Bull's other shareholders.

Exercise of the Options is suspended between May 27, 2004 and August 26, 2004, inclusive.

2.1.3.2. Bonds convertible and/or exchangeable for shares (OCEANEs)

OCEANE holders who requested the conversion or exchange of their bonds into shares before May 27, 2004 will receive shares enabling them, if they choose, to subscribe new share issues on the same terms as other Bull shareholders.

The possibility of converting OCEANEs is suspended between May 27, 2004 and August 26, 2004, inclusive, pursuant to the provisions of the issuance agreement.

At May 25, 2004, 11,495,396 OCEANEs were outstanding, allowing 11,495,396 shares with a par value of €0.01 to be created.

Under the terms of the issuing contract for OCEANEs, the Capital Increase may result in an adjustment to the rights of OCEANE holders. As described above, the December 11, 2003 OCEANE holders General Meeting nevertheless voted to forgo the adjustment related to the present Capital Increase subject to the European Commission's approval of the restructuring of the loan from the French government. Until such approval is received, the conversion or exchange parity of outstanding OCEANEs will therefore be adjusted in accordance with the terms stipulated in the issuance contract.

It should be noted that concurrent with this Capital Increase, a PEO to exchange OCEANEs for shares or shares with attached warrants has been launched by the Company. Legally, the present Capital Increase will precede the PEO. As a result, shares provided to OCEANE holders under the PEO will not grant them rights to the allocation of preferential subscription rights that would allow them to subscribe to the present Capital Increase.

2.1.4. Expected listing date of the new shares

The new shares are expected to be admitted for trading on the Euronext Paris SA *Premier Marché* on July 15, 2004, and to be accepted for Euroclear France, Clearstream and Euroclear Bank transactions with effect from their delivery.

This document only constitutes a translation of the French note d'opération which received the approval n° 04-577 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'opération and this document, the French note d'opération shall prevail

2.1.5. Reference of the shares on the *Premier Marché*

Bull	
Symbol:	Bul
ISIN code:	FR0000052607

2.1.6. Financial and securities services

Financial and securities services are provided by Société Générale, Issuing Company Relations department, BP 81236, 32 rue du Champ de Tir, 44312 Nantes Cedex 3 – France.

2.2. Information pertaining to the issue of new shares on the Euronext Paris SA Premier Marché

2.2.1. Context of the issue

2.2.1.1. Decrease of the capital stock by reducing the par value of Bull's shares

Prior to its decision to increase the capital stock as described below, the Combined Annual and Extraordinary Shareholders' Meeting of May 25, 2004 (hereafter "the Meeting"), in its **sixteenth resolution**, pursuant to the provisions of article L.225-204 of the French Commercial Code, voted to decrease the capital stock by €340,397,798.00 to €1,701,988.99, by reducing the par value of each of the 170,198,899 shares from €2.00 to €0.01, and that this capital decrease would be allocated to the "Retained Earnings" account.

At the Meeting, shareholders also voted to modify article 6 of the bylaws, "Capital stock", accordingly.

2.2.1.2. Increase of the capital stock

The Meeting, in its **eighteenth resolution**, after having been presented with the Board of Directors' report and the Recapitalization Plan and after having approved the capital decrease proposed in the sixteenth resolution:

1°) Approved the proposed Capital Increase contained in the Recapitalization Plan, and consequently voted in favor of increasing the capital stock in return for cash in an amount not to exceed €44,251,713.74, including additional paid-in capital, at the price of €0.10 per share, with preservation of preemptive subscription rights, by issuing, in one or several transactions, a maximum of 442,517,137 new shares with a par value of €0.01 per share, to be subscribed to at the rate of thirteen new shares for five existing shares, which will grant the holders the same rights as the existing shares, both in France and abroad.

2°) Pursuant to article L.225-129-III paragraph 2 of the French Commercial Code, the Board of Directors is invested with the full powers required to implement the present authorization; open the subscription period as quickly as possible; decide upon the suspension of the exercise of the stock dividend rights attached to the shares issued by the Company; issue the new shares; decide upon the definitive conditions of the issue; set the amounts to be issued; set the vesting date – even with retroactive effect – of the shares

to be issued; determine the method to be used for paying in the shares and, if required, determine the conditions of their purchase in the open market; proceed (if necessary) with any allocations against additional paid-in capital and namely as regards any expenses engendered by the successful completion of the issue; generally taking all useful steps and concluding any agreements necessary to ensure the success of the intended new share issue; registering the capital increase resulting from the issue carried out under the present delegation; and modifying the bylaws and satisfying all required administrative procedures accordingly. These powers may be sub-delegated to the Chairman under the conditions established by the law.

3°) Resolved that shareholders will, under the conditions provided for by law, only be able to exercise their preferential subscription right irreducibly, and thus decided that if the irreducible subscriptions have not absorbed all of the proposed share issue, then the Board of Directors may have recourse to, in the order it deems most opportune, one or another of the following methods:

- limit the Capital Increase to the amount subscribed, contingent upon it attaining at least three-quarters of the authorized Capital Increase,
- freely allocate all or a part of the unsubscribed shares, and/or
- offer all or a part of the unsubscribed shares to the public,

in order to allow the Capital Increase to take place under the conditions described in the Recapitalization Plan.

Pursuant to article L.225-129-IV of the French Commercial Code, and for a period lasting between two Annual Shareholders' Meetings, the Meeting expressly authorized the Board of Directors to increase the capital stock under the terms specified above, even in the event that a public tender offer (PTE) or a public exchange offer (PEO) is launched on the Company's securities.

The Meeting delegated these powers to the Board of Directors, who may sub-delegate them to its Chairman, during a period which is to end no later than December 31, 2004.

The Meeting decided that the implementation of the present authorization will not give rise to a capital increase as defined by article L 225-129 VII of the French Commercial Code.

2.2.1.3. Authorizations

The Board of Directors, at its May 25, 2004 meeting (hereafter "The Board"):

- having been informed of:
  - the authorization given by the Meeting to increase the capital stock while preserving the preferential rights of shareholders, and
  - the capital reduction voted by the Meeting, which set the par value of the shares at €0.01,
- decided to make use of the authority given it by the Meeting;
- decided to implement the Capital increase by an amount not to exceed €44,251,712.70, allowing for the irreducible subscription of 442,517,127 new shares with a par value of €0.01 per share, while preserving the preferential subscription rights of shareholders, at the rate of thirteen new shares for five existing shares; and

- as a result approved the methods and terms for the issue of new shares, as defined below.

In addition, the Board decided, in accordance with the provisions of article L 225-134 of the French Commercial Code, to attribute to NEC, France Telecom and other Investors (AXA Private Equity, Artemis, Debeka and Bull executives) shares not subscribed irreducibly by the Bull shareholders in an amount up to 72.31% of the number of unsubscribed shares and prorated to their subscription commitments. This 72.31% figure corresponds to the total number of shares held by the Company's strategic shareholders (French government, France Telecom, NEC and Motorola, as well as DNP, which has since sold its interest) at the time that the recapitalization plan was adopted by the Board of Directors at its November 20, 2003 meeting.

Finally, in the event that all the preferential subscription rights attributed to shareholders other than NEC, France Telecom, Motorola and the French government are not exercised, the corresponding shares will be attributed to a group of OCEANE holders on a pro rata basis with their respective subscription commitments. These OCEANE holders agreed in December 2003 to subscribe to the Capital Increase, with their subscription potentially contributing up to €12,252,254.9, or 122,522,549 new shares.

As part of this allocation, and based on the Board's determination of the number of available unsubscribed shares during the subscription period by, respectively, the strategic shareholders and the other shareholders, the shares will therefore be attributed to, respectively, the Investors and shareholders as well as to OCEANE holders who committed to subscribe to the Capital Increase, with the respective attributions for each group indicated in paragraph 2.2.14 of the current *note d'opération.*

At that point, given the total commitment amount of €44.1 million, the Board of Directors would only use its discretionary power to reduce the overall amount of the Capital Increase or to offer the unsubscribed shares to the general public if it were not fully subscribed, which appears very unlikely.

Finally, the Board of Directors, in accordance with the authorization given by the Meeting, voted to give the Chairman full authorization to implement the Capital Increase.

2.2.2. Subscription price

Subscription price	€0.10 per share
Par value	€0.01 per share
Additional paid-in capital	€0.09 per share

The €0.10 per share subscription price must be entirely paid-in when the subscription is made.

Any subscriptions that have not been entirely paid-in will be cancelled *ex officio*, with no advance notice required.

The additional paid-in capital will be maintained in the "Additional paid-in capital" account. The Board of Directors or its Chairman acting by authorization of his Board are empowered to make any allocations they deem necessary against this account, and namely as regards any expenses engendered by the carrying out of the Capital Increase.

Based on the consolidated financial statements at December 31, 2003, Bull's book net worth per share amounts to:

- a deficit of €4.27 prior to the Capital Increase, and €0.46 subsequent to the issue of 442,517,127 new shares, after taking into account the costs related to the Capital Increase and the completion of the PEO assuming a 100% success of the Secondary Offer.

2.2.3. Number of shares to be issued

442,517,127 new shares.

2.2.4. Gross proceeds of the issue

The gross proceeds of the Capital Increase amount to €44,251,712.70, comprising €4,425,171.27 of par value and €39,826,541.43 of additional paid-in capital.

2.2.5. Issue structure

Not applicable.

2.2.6. Proceeds and expenses of the Capital Increase

The gross proceeds and net proceeds (excluding VAT) of the issue are expected to be:

- Gross proceeds of the issue: €44,251,712.70;
- Overall amount of all expenses, costs and external fees related to the Capital Increase, including fees for lawyers, advisory bankers, auditors, centralizers and financial intermediaries as well as publishing costs and AMF contribution (net of VAT): €1,200,000 net of VAT;
- Estimated net proceeds of the issue: €43,051,712.7.

The above-mentioned fees will be offset directly against additional paid-in capital to the extent they were not already included in the provisions established by the company in 2003, i.e. €400,000.

2.2.7. Method of registration of the new shares

Should shareholders choose, the new shares will be registered in book-entry form by:

- Société Générale, as appointed by Bull, for fully registered shares;
- Société Générale, as appointed by Bull, and the designated financial intermediary of their choice, for shares held in administered registered form;
- the designated financial intermediary of their choice, for shares held in bearer form.

2.2.8. Restrictions on sales

The diffusion of the present *note d'opération* and the sale of the shares and preferential subscription rights may be subject to specific laws or restrictions outside of France. Persons in possession of the present *note*

d'opération should familiarize themselves with the restrictions that apply to them and comply with such restrictions.

Any person receiving this *note d'opération* must refrain from distributing it or sending it to any jurisdictions where such action would infringe upon the applicable laws and regulations.

Any person who, for whatever reason, should send or allow the present *note d'opération* to be sent to any such jurisdictions is required to draw the addressee's attention to the provisions of the present paragraph.

In general, any person exercising his preferential subscription rights outside of France must ensure that this exercise does not break any applicable laws. The present *note d'opération* and any other document concerning the Capital Increase may not constitute a subscription offer in countries where any such offer would impinge upon the applicable laws.

Failure to comply with these restrictions may constitute a violation of the laws and regulations in these jurisdictions. Bull declines all responsibility for any person who violates the restrictions that are applicable to him.

2.2.8.1.United States of America

The new shares and subscription rights have not been and will not be registered under the 1933 Securities Act of the United States of America as amended ("**Securities Act**"). Except in the event of a separate private placement made to a limited number of specific investors in the United States of America, under and in compliance with an exemption from registration in accordance with the Securities Act, with such private placement carried out by means of a separate memorandum comprising, namely, a translation of the present *note d'opération*, the new shares and the preferential subscription rights may not be offered for sale, sold, exercised or delivered on the territory of the United States of America, as defined by Regulation S of the U.S. Securities Act ("**Regulation S**") and the following restrictions are applicable.
Each subscriber of new shares and purchaser of preferential subscription rights will be assumed, by accepting the delivery of the present *note d'opération* and the delivery of the new shares and/or preemptive subscription rights acquired, to have declared, guaranteed and recognized that he is acquiring the new shares and/or preemptive subscription rights either in an offshore transaction as defined by Regulation S, or as part of a private placement as described above.

Designated intermediaries may not accept orders to subscribe to the new shares or to exercise the preferential subscription rights if it appears to them that this subscription does not comply with the provisions of Regulation S, and such orders will be assumed to be null and void.

2.2.8.2 United Kingdom

The present *note d'opération* is addressed only to the following persons in the U.K.: (i) Bull shareholders who live in the United Kingdom or (ii) all other persons to whom this *note d'opération* may be legally addressed ("**Relevant Persons**"). Anyone who is not a relevant person must not act or rely on this *note d'opération* or its contents.

In the United Kingdom, a translation of this *note d'opération* constitutes a recognized prospectus under Sched. 4 Part 2 of Public Offers of Securities Regulations 1995 ("**POS Regulations**"), as amended. A copy of this translation was addressed to the Registrar of Companies in England and Wales, to be recorded as stipulated by Regulation 4 (2) of the POS Regulations.

2.2.8.3 Japan

The new shares and subscription rights have not been and will not be registered under Japanese securities laws ("**Securities and Exchange Law of Japan**"). Consequently, neither the shares nor the subscription rights may be offered or sold, either directly or indirectly, in Japan, or to persons or on behalf of persons living in Japan, except (i) in compliance with an exemption from registration requirements or otherwise pursuant to Japanese securities laws, or (ii) in compliance with the applicable provisions of other Japanese laws.

2.2.8.4 Germany

In Germany, the preferential subscription rights and new shares (i) will not be offered, sold or delivered under a public offer, (ii) may be neither advertised nor marketed to the public and (iii) will not be listed on any official or regulated market in Germany. The preferential subscription rights and new shares may only be offered, sold or delivered in Germany in compliance with the provisions of the German law of September 9, 1998 pertaining to securities offering memoranda (Wertpapier-Verkaufsprospektgesetz), as modified (the German law pertaining to Sales Memoranda), which provides for special exemptions from publishing memoranda in Germany for the offer, sale or delivery of preferential subscription rights and new shares in Germany. No memorandum has been or will be published in Germany, and no such memorandum has been submitted to nor been approved by the German financial regulatory authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication in Germany. The present Capital Increase pertains only to the Company's shareholders.

2.2.9. Preferential subscription rights

2.2.9.1. Irreducibility

The subscriptions of the new shares will be reserved preferentially for holders of the existing shares or for the assignees of their preferential subscription rights, who will be entitled to subscribe irreducibly, at the rate of thirteen new shares for five existing shares owned.

Shareholders or the assignees of their rights who do not own enough of the existing shares to qualify, under the irreducible subscription, to obtain a round number of new shares may combine to exercise their rights, although this action may not take the form of a joint subscription as Bull recognizes only one shareholder per share.

2.2.9.2. Reducibility

Subscriptions will not be accepted from shareholders attempting to subscribe to more shares than the total number to which they are entitled to subscribe.

2.2.9.3. Exercise of preferential subscription rights

In order to exercise their preferential subscription rights, holders must submit a request to the intermediary holding their account and pay the corresponding exercise price.

Preferential subscription rights must be exercised before the end of the subscription period on June 30, 2004, or they will expire. Preferential subscription rights will be negotiable throughout the subscription period mentioned below in paragraph 2.2.9.5.: at the end of this period, these rights will expire and lose all value.

Persons selling preferential subscription rights will relinquish their rights in favor of the assignees who, as regards the exercise of the preferential subscription rights thus sold, will be purely and simply substituted in terms of all of the former shareholder's rights and obligations.

Bull will sell all preferential subscription rights attached to its treasury shares in the open market, as provided for by article L.225-210 of the French Commercial Code.

2.2.9.4. Theoretical value of the preferential subscription rights

The Capital Increase is intended to be conducted concurrently with a PEO for Bull's OCEANEs, which is likely to result, subsequent to the exercise of the warrants provided in exchange, in the creation of a maximum of 367,852,672 new shares.
Given the magnitude of this PEO and the dilution resulting from the Capital Increase with respect to the existing capital (170,198,899 shares), the transaction will very likely have a significant impact on Bull's share price.

Consequently, the use of traditional methods to calculate the value of the preferential subscription rights that do not take the existence of this concurrent PEO into account will generate results that do not reflect the economic value of the preferential subscription rights that will be provided to shareholders under the Capital Increase.

In the present case, the theoretical value of the preferential subscription rights is calculated as the difference between the last share price quoted prior to the transaction and the share price immediately thereafter. The share price subsequent to the transaction is determined by assuming that Bull's business value will remain stable before and after the transaction, implying:

Ex-ante market capitalization + Market value of the OCEANEs + Cash injected in the Capital Increase +
Cash injected by the exercise of the warrants =
Ex-post market capitalization

The ex-post market capitalization corresponds to the adjusted share price multiplied by the number of shares outstanding after the transaction.

Based on the following assumptions:

- share price (on June 8, 2004): €0.92;
- number of securities created by the Capital Increase: 442,517,127 (100% subscription);
- number of securities created by the PEO: 367,852,672 (tender of 100% of the Secondary Offer and exercise of attached warrants);
- OCEANE price (on May 25, 2004): €10.10;

the theoretical value of the preferential subscription right attached to each existing share, and granting the right to subscribe to 2.6 new shares, is equal to €0.58.

2.2.9.5. Listing of the preferential subscription rights

The preferential subscription rights will be detached on June 17, 2004 and traded on the Euronext Paris SA *Premier Marché* from that same day through the end of the subscription period, i.e. June 30, 2004.

Consequently, the shares will trade ex-rights with effect from June 17, 2004.

2.2.9.6. Tax treatment of the preferential subscription rights

Gains incurred on the disposal of the preferential subscription rights will be subject to the same treatment as capital gains on disposals, as described below in paragraph 2.3.6.

2.2.10. Subscription period

The share subscription period will run from June 17, 2004 through June 30, 2004, inclusive.

2.2.11. Centralizer – Payment of funds – Deposit of funds

Subscriptions of shares and payments will be received from subscribers, or from the designated intermediary acting in their name and on their behalf, at the registered office of Euro Emetteurs Finance – 48 boulevard des Batignolles – 75850 Paris Cedex 17 – France.

Each irreducible subscription must be accompanied by the payment of the subscription price.

Subscriptions and payments from shareholders whose shares are held in fully registered form will be received by Société Générale.

The funds paid in respect of subscriptions will be deposited with Euro Emetteurs Finance– 48 boulevard des Batignolles – 75850 Paris Cedex 17 – France, which will establish a funds deposit certificate acknowledging the completion of the Capital Increase.

2.2.12. Method of delivery of the new shares

Shareholders may elect to receive the new shares in either registered or bearer form. A request will be made for these shares to be admitted to the operations of Euroclear France, Clearstream Banking S.A. and Euroclear Bank N.V., and they will be registered in the accounts with effect from July 16, 2004.

2.2.13. Guarantee

Given the subscription commitments received by the Company, which are listed in detail in paragraph 2.2.14 and make up 99.8% of the present offering, the operation is not guaranteed by a financial institution.

2.2.14. Commitments and intention of the principal shareholders and Investors

NEC, FT, and the Investors have committed, individually and in a non-concerted and independent manner, to subscribe to shares under the present issue for an amount representing 33.9% of the Capital Increase.

These commitments have been documented through separate and individual letters issued by each of the persons mentioned above.

To the best of Bull's knowledge, no agreement has been reached among them, and no agreement among them will go into effect subsequent to the Capital Increase.

Commitment and intention of the principal shareholders

NEC, which holds, to the best of the Company's knowledge, 28,753,594 Bull shares representing, at April 30, 2004, 16.9% of the capital and 16.9% of Bull's voting rights, has committed to subscribe to 75,000,000 new shares for a maximum of €7.5 million under the present Capital Increase.

FT, which holds, directly or through its subsidiaries, to the best of the Company's knowledge, 28,753,594 Bull shares representing, at April 30, 2004, 16.9% of the capital and 16.9% of Bull's voting rights, has committed to subscribe to up to 75,000,000 new shares for a maximum of €7.5 million under the present Capital Increase.

The French government, which holds 27,743,824 Bull shares (representing 16.3% of Bull's equity and voting rights as of April 30, 2004) and Motorola, which holds 28,753,594 Bull shares (representing 16.9% of Bull's equity and voting rights as of April 30, 2004), notified Bull of their intention not to sell or transfer their shares prior to the subscription period, thereby entitling them to benefit from the preferential subscription rights attached to these shares, rights that they do not intend to sell or exercise.
The following table summarizes the subscriptions committed to by the main shareholders:

	Number of shares currently held	**Commitments to subscribe (in number of new shares)**
NEC Corporation	28,753,594	75,000,000
France Telecom	28,753,594	75,000,000

Commitments of the Investors

- AXA Private Equity has irrevocably committed to subscribe to the present Capital Increase for €7,000,000, i.e. 70,000,000 shares.

- Debeka has irrevocably committed to subscribe to the present Capital Increase for €3,000,000, i.e. 30,000,000 shares.

- Artemis has irrevocably committed to subscribe to the present Capital Increase for €2,000,000, i.e. 20,000,000 shares.

- 347 managers of the Bull Group have committed to subscribe the present Capital Increase by up to €4,888,775, or 48,887,750 shares.

The Company will allocate to investors and shareholders who have committed to participating in the current capital increase up to 72.31% of the shares that were not subscribed to irreducibly by other shareholders as part of their preferential subscription rights.

Commitments of certain OCEANE holders

Lastly, in the event that all of the preferential subscription rights allocated to shareholders other than NEC, FT, Motorola and the French government should not be exercised, the corresponding shares will be reallocated by Bull's Board of Directors to a group of OCEANE holders who in December 2003 agreed to commit to subscribe to the Capital Increase in an amount that could represent up to €12,252,254.90, i.e. 122,522,549 new shares (see table below).

	Subscription commitments, number of new shares
Optimix Vermogensbeheer NV	5,816,194
Mellon HBV Alternative Strategies UK Limited	4,194,821
Dalton Investments	16,854,190
Prado Finance	2,996,301
Providence Capital LLC	24,532,210
Millenium Global Investment Ltd	4,868,988
Gracie Capital Investment Partnership	14,045,149
Recon Capital LLC	15,730,578
Plexus Partners LLP	7,528,205
Ramius Capital Group LLC	6,928,945
Trafalgar Asset Managers Ltd	9,024,108
Tisbury Capital Management LLP	936,344
Deutsche Bank	9,066,506

The shares subscribed to as part of these various subscription commitments by shareholders, investors and OCEANE holders, are not subject to any holding requirements by their subscribers. In addition, the Company has not made any commitments toward these future shareholders with respect to their membership on Bull company boards.

The following table depicts the Company's shareholder structure following four possible outcomes for the restructuring transactions depending on the success of the PEO open to OCEANE holders (80% or 100%) as well as the choice made by OCEANE holders who tender their shares for the Offer (Primary Offer in shares only or Secondary Offer in shares with attached warrants).

PEO success rate	*80%*		*80%*		*100%*		*100%*	
Offer selected	*Primary Offer*		*Secondary Offer*		*Primary Offer*		*Secondary Offer*	
	Downside scenario 1		**Downside scenario 2**		**Upside scenario 1**		**Upside scenario 2**	
Shareholder	**Nb. of shares**	**% of capital**	**Nb. of shares**	**% of capital**	**Nb. of shares**	**% of capital**	**Nb. of shares**	**% of capital**
France Telecom	103 753 594	13,0%	103 753 594	11,4%	103 753 594	12,3%	103 753 594	10,6%
NEC	103 753 594	13,0%	103 753 594	11,4%	103 753 594	12,3%	103 753 594	10,6%
AXA Private Equity	70 000 000	8,8%	70 000 000	7,7%	70 000 000	8,3%	70 000 000	7,1%
Artemis	20 000 000	2,5%	20 000 000	2,2%	20 000 000	2,4%	20 000 000	2,0%
Debeka	30 000 000	3,8%	30 000 000	3,3%	30 000 000	3,6%	30 000 000	3,1%
Management	48 887 750	6,1%	48 887 750	5,4%	48 887 750	5,8%	48 887 750	5,0%
Former OCEANEs holders	183 926 400	23,1%	294 282 240	32,4%	229 908 000	27,3%	367 852 800	37,5%
Motorola	28 753 594	3,6%	28 753 594	3,2%	28 753 594	3,4%	28 753 594	2,9%
French State	27 743 824	3,5%	27 743 824	3,1%	27 743 824	3,3%	27 743 824	2,8%
Employees	8 004 980	1,0%	8 004 980	0,9%	8 004 980	1,0%	8 004 980	0,8%
Free Float	171 818 690	21,6%	171 818 690	18,9%	171 818 690	20,4%	171 818 690	17,5%
	796 642 426	100,0%	906 998 266	100,0%	842 624 026	100,0%	980 568 826	100,0%

2.2.15. Proposed schedule of the Capital Increase

AMF approval of the *note d'opération*	June 9, 2004
Publication of the legal notice in the BALO:	June 11, 2004
Opening of the subscription period – detachment and initial listing of the preferential subscription rights	June 17, 2004
Close of the subscription period and delisting of the preferential subscription rights	June 30, 2004
Meeting of Board of Directors in order to allocate shares not subscribed during the subscription period	July 13, 2004
Listing of the new shares subscribed by exercising the preferential subscription rights	July 15, 2004

2.2.16. Purpose of the issue

See 2.0 above.

2.3. General information regarding the new shares whose listing has been requested

2.3.1. Type of shares whose listing has been requested

From the moment they are created, new shares will be subject to all the provisions of Bull's bylaws. These new shares will be common shares, in the same class as the existing shares from which they shall be indistinguishable. The rights attached to the new shares vested on January 1, 2004, and these shares will enjoy the same rights as the other shares of the Company the moment they are issued.

2.3.2. Form of the shares

Shareholders may elect to receive the new shares in either registered or bearer form. Bull reserves the right to identify its shareholders using the "identifiable bearer securities" process as provided for under the laws and regulations in effect.

In addition to the legal reporting requirements imposed by the market authorities and by Bull on shareholders who come to hold, either directly or indirectly, an interest in Bull's capital that exceeds the thresholds established by law, each shareholder is required to inform Bull, by certified return mail, of the total number of Bull shares and voting rights he holds by the fifth trading day following the day on which he becomes the holder, either directly or indirectly as described in article L.233-7 of the French Commercial Code, of the number of shares by which he exceeds or falls below the shareholding threshold representing 0.5% of the capital, or any multiple of this percentage up through and including 5%. Failure to inform Bull may result in the application of the sanctions provided for by articles L. 233-7 paragraph 6 and L.233-14 of the French Commercial Code.

2.3.3. Rights attached to the new shares

In addition to a voting right, each Bull share grants the right to a share – proportional to the number and the par value of the existing shares – of the Company's assets, net income and any liquidation bonus. Whenever ownership of several shares is required to obtain any given right, shareholders holding fewer shares than the number required must themselves form groups with other shareholders or even purchase or sell the number of shares or rights required to obtain that right.

Shareholders' responsibility for the Company's liabilities is limited to their equity contribution.

Unclaimed dividends are prescribed in favor of the French government five years after the date at which they became payable.

2.3.4. Voting rights

Each share gives its holder the right to a voice at the Company's Shareholders' Meetings.

Each share gives its holder a right to vote and to be represented at Annual Shareholders' Meetings, and to obtain all of the Company's documents within the time periods and under the conditions provided for by law and the Company's bylaws.

2.3.5. Negotiability of the shares

Bull's bylaws do not provide for any restrictions on the free trading of the Company's shares.

2.3.6. Tax treatment of the shares

Under present French tax laws, the following provisions summarize the tax effects likely to be applied to those individuals and legal entities that hold Bull shares. Investors are nevertheless advised to discuss their individual tax treatment with their usual tax advisor.

Non-tax residents of France must comply with the tax laws in effect in their country of residence, and particularly as concerns the application of the provisions of any tax treaty that may have been entered into by France and their country of residence.

2.3.6.1 French tax residents

1. Individuals holding French shares as part of their personal assets

(a) Dividends

Laws applicable through December 31, 2004

Dividends on French shares are included in the calculation of the taxpayer's total income as income from marketable securities. A dividend tax credit equal to half of the dividends received is included with the dividend.

In a note published December 14, 2001 (*Bulletin Officiel des Impôts* 4 J-2-01), the tax authorities noted that dividend tax credits may be provided only with those dividends that are paid subsequent to a vote by an Annual Shareholders' Meeting held to approve the financial statements for the year just ended, and with payments of interim dividends made prior to the approval of the year's financial statements.

A dividend comprises a share of the net income for the year, less any prior years' losses and the amounts allocated to reserves pursuant to the law and the Company's bylaws, and increased by retained earnings and any share of available reserves, that the Annual Shareholders' Meeting decide to allocate to employees after the annual financial statements have been approved (articles L. 232-11 and L. 232-12 of the French Commercial Code).

Dividends on shares of French companies currently benefit from annual deductions of €2,440 for married couples filing jointly, as well as non-married partners, who are able to file jointly with effect from the third year following the registration of their *Pacte Civil de Solidarité* (the Civil Solidarity Pact, a French non gender-restrictive civil union agreement) as defined by article 515-1 of the French Civil Code – and €1,220 for persons who are single, widowed, divorced or married but filing separately.

The dividends and the corresponding dividend tax credits are included in the calculation of total income that is subject to the progressive income tax scale, to which must be added the following French taxes, with no deductions:

- The 7.5% *contribution sociale généralisée (CSG)*, 5.1% of which is deductible from taxable income;
- The 2% *prélèvement social*;

- The 0.5% *contribution affectée au remboursement de la dette sociale.*

The dividend tax credit attached to the dividends paid may be used to offset the total amount of income tax payable, and may be reimbursed in the event of a tax surplus.

Laws applicable with effect from January 1, 2005

Individuals will no longer be attributed dividend tax credits along with dividends paid after January 1, 2005.

A 50% deduction will, however, be applied to the amount of distributed income.

Dividends will continue to qualify for the current annual deductions of €2,440 for married couples filing jointly as well as non-married partners who file jointly starting with the taxation of their combined income during the year of the third anniversary of the registration of their *pacte civil de solidarité* as defined by article 515-1 of the French Civil Code, and €1,220 for persons who are single, widowed, divorced or married but filing separately.

A shareholder tax credit equal to 50% of the dividends has been created, up to either €115 or €230 per household, depending on marital status, in order to compensate for the elimination of the restitution of the dividend tax credit.

(b) Capital gains

Pursuant to article 150-0A of the *Code Général des Impôts* - CGI (French Tax Code), capital gains incurred by individuals are not taxable if the total of the disposals does not exceed the €15,000 per tax household threshold. Conversely, if this threshold is breached, the capital gains are taxable from the first euro at a rate of 26%, comprising the following:

- 16% (article 200-A-2 of the CGI) for income taxes;
- 7.5% for the *contribution sociale généralisée*;
- 2% for the *prélèvement social exceptionnel*;
- 0.5% for the *contribution affectée au remboursement de la dette sociale.*

Capital losses may be used to offset capital gains of a similar nature during the same year, and even for the ten years to come on condition that they arise from taxable transactions, meaning that the €15,000 disposal threshold discussed above was exceeded during the year in which the capital loss was incurred.

(c) Special tax treatment of *Plans d'Epargne en Actions* (share saving plans):

Shares issued by French companies qualify as assets that may be held through *Plans d'Epargne en Actions* ("**PEA**"), as created by law no. 92-666 of July 16, 1992.

Under certain conditions, the dividends received and the capital gains incurred are exempt from income taxes, or are taxed at a preferential rate. They are still subject to the *contribution sociale généralisée*, the *prélèvement social* and the *contribution affectée au remboursement de la dette sociale* when they are sold or when the plan is liquidated.

The following table summarizes the different taxes depending on the date at which the PEA is liquidated:

Length of the PEA	*Prélèvement Social*	*CSG*	*CRDS*	Inc. tax	Total
Less than 2 years	2.0%	7.5%	0.5%	22.5%	32.5%(1)
Between 2 and 5 years	2.0%	7.5%	0.5%	16.0%	26.0%(1)
Over 5 years	2.0%	7.5%	0.5%	0.0%	10.0%

(1) On total income, if the threshold of disposal is exceeded.

(d) Transactions carried out in France by individuals on a regular basis:

Pursuant to the provisions of article 92-2 of the CGI, profits incurred in France on transactions carried out on a regular basis are subject to income tax and taxed in accordance with the progressive scale applicable under common law for non-commercial income. Taxation under the tax status provided for by article 92-2 of the CGI is nevertheless limited to taxpayers whose transactions go beyond basic portfolio management.

(e) Transfer tax

The disposal of the shares of a listed company is not subject to any transfer tax if this disposal is not evidenced by a certification performed in France.

If the disposal of the shares of a listed company is evidenced by a certification performed in France, this certification is subject to a transfer tax equal to 1% of the disposal price, although such tax is capped at €3,049 per disposal.

2. Legal entities subject to corporate income tax

(a) Dividends

The dividend tax credit may no longer be used as of January 1, 2005. This measure will apply to dividends received as of January 1, 2004 for legal entities whose financial year-end coincides with the calendar year.

Laws applicable to companies whose financial year closes on or before September 30, 2004 and who receive dividends in 2004

All dividends are included as taxable income for the calculation of corporate income tax at the rate of 33 1/3%. To this common law rate must be added the 3% *contribution additionnelle* (article 235 ter ZA of the CGI) and the 3.3% *contribution sociale* (article 235 ter ZC of the CGI) based on the amount of corporate income tax less a deduction of €763,000 per 12-month period. Companies with sales of under €7,630,000 and of whose capital, which must be entirely paid-up, at least 75% is held on a continuous basis by individuals (or by a company that itself meets all of these conditions) are, however, exempted from the 3.3% *contribution sociale* .

Companies that meet the conditions for exemption from the 3.3% *contribution sociale* will benefit from a reduction of the corporate income tax rate to 15% for the financial years commencing after January 1, 2002, on that portion of taxable income under €38,120 per 12-month period.

The dividend tax credit is in principle equal to 10% of the dividend paid ("dividends" are defined in the preceding paragraph relative to individuals). It may be increased by an amount equal to 80% of the withholding tax effectively paid by the company paying the dividend, other than the withholding tax arising on the payment made out of the long-term capital gains reserve.

When the company meets the required conditions and has opted for the tax status of parent company, as provided for by articles 145 and 216 of the CGI, dividends received are excluded from the tax base after deduction of a 5% share of the gross amount of said dividends (including the dividend tax credit) for costs and expenses. The dividend tax credits attached to these dividends may not be used in payment of the corporate income tax; they are, in this case, equal to 50% of the dividends received and may be allocated during a five year period to the withholding tax owed by the company in the event that they redistribute the dividends.

Laws applicable to companies whose financial year closes after September 30, 2004 and who receive dividends in 2004 and subsequent years:

All dividends, plus any dividend tax credits attached to them, are included as taxable income for the calculation of corporate income tax at the rate of 33 1/3%. To this common law rate must be added the 3% *contribution additionnelle* (article 235 ter ZA of the CGI) and a 3.3% *contribution sociale* (article 235 ter ZC of the CGI) based on the amount of corporate income tax less a deduction of €763,000 per 12-month period. Companies with sales of under €7,630,000 and of whose capital, which must be entirely paid-up, at least 75% is held on a continuous basis by individuals (or by a company that itself meets all of these conditions) are, however, exempted from the 3.3% *contribution sociale* .

Companies that meet the conditions for exemption from the 3.3% *contribution sociale* will benefit from a reduction of the corporate income tax to 15% for the financial years commencing after January 1, 2002, on that portion of taxable income under €38,120 per 12-month period.

When the company meets the required conditions and has opted for the tax status of parent company, as provided for by articles 145 and 216 of the CGI, dividends received are excluded from the tax base after deduction of a 5% share of the gross amount of said dividends for costs and expenses.

(b) Capital gains

Disposals of securities that are not classified as long-term investments give rise to gains or losses in income that is subject to corporate income tax at the rate of 33 1/3%. To this common law rate must be added the 3% *contribution additionnelle* (article 235 ter ZA of the CGI) and the 3.3% *contribution sociale* (article 235 ter ZC of the CGI), calculated under the conditions described in (a) if due.

Companies that meet the conditions for exemption from the 3.3% *contribution sociale* will benefit from a reduction of the corporate income tax to 15%.

Capital gains incurred on the disposal of shares that are classified as long-term investments, or which are treated equivalently for tax purposes, are eligible to be treated as long-term capital gains, subject to the company's honoring its obligation to create a special reserve for long-term capital gains. These capital gains are subject to corporate income tax at the rate of 19%, providing that the securities sold had been held for at least two years (articles 39 duodecies 3. and 219 I. a. ter of the CGI. *Documentation administrative* 4 B 3121). The holding period of the shares starts on their subscription date. To the corporate income tax must be added the 3% *contribution additionnelle* (article 235 ter ZA of the CGI) and

the 3.3% *contribution sociale* (article 235 ter ZC of the CGI), calculated under the conditions described in (a) if due.

The reduced tax rate of 15% is applied just as it is for disposals of securities that are not classified as long-term investments.

Examples of items that are presumed to be long-term investments include shares in companies classified as such from an accounting perspective and, under certain conditions, shares acquired under a public tender offer or a public exchange offer, as well as securities qualifying for the tax status of parent companies and subsidiaries or, when their purchase price is equal to at least €22,800,000, those companies that meet the conditions required to qualify for this tax status with the exception of the condition regarding the holding of 5% of the capital of the issuing company.

Long-term capital losses on disposals may be used to offset capital gains of a similar nature during the year or the following ten years.

2.3.6.2 Non-tax residents of France

(a) Dividends

Dividends distributed by companies whose registered office is located in France are subject to a withholding tax of 25% when the tax domicile or the registered office of the beneficiary is located outside of France.

Under certain conditions, in compliance with international tax treaties and article 119 ter of the CGI, this withholding tax may be reduced, or even waived, and the dividend tax credit may be transferred to individuals in respect of dividends received up through December 31, 2004.

Exceptionally, French-source dividends paid to persons whose tax domicile or registered office is not in France and who qualify for the transfer of the dividend tax credit by virtue of a tax treaty designed to avoid dual taxation are, when they are paid, only subject to the withholding tax at the reduced rate provided for by the tax treaty, subject to the persons concerned justifying that they are not residents of France as defined in this tax treaty (*Bulletin Officiel des Impôts* 4-J-1-94 instruction note of May 13, 1994) prior to the payment of the dividends. The dividend tax credit is, if appropriate, repaid less a deduction of the withholding tax applicable at the rate provided for by the tax treaty.

(b) Capital gains

Persons whose tax domicile is not in France as described in article 4 B of the CGI, or whose registered office is located outside of France, are not taxable in France on capital gains on disposals of negotiable securities as long as no more than 25% of the rights to the net income of the company are held, either directly or indirectly, alone or with the members of their family, at any time over the course of the five years preceding the disposal, and if these negotiable securities are not recorded as assets on the balance sheet of a permanent establishment or a fixed base in France.

(c) Transfer tax

The disposal of the shares of a listed company is not subject to any transfer tax if this disposal is not evidenced by a certification performed in France.

If the disposal of the shares of a listed company is evidenced by a certification performed in France, this certification is subject to a transfer tax equal to 1% of the disposal price, although such tax is capped at €3,049 per disposal.

2.4 Exchanges of listing

The existing shares are traded on the Euronext Paris SA *Premier Marché*, the Frankfurt Stock Exchange and several German regional exchanges.

A request will be made for the new shares to be listed for trading on the Euronext Paris SA *Premier Marché*, and they will be accepted for Euroclear France, Clearstream and Euroclear Bank N.V. transactions with effect from their delivery.

Bull shares were also listed in Zurich up until, but not including, May 25, 2004, when they were definitively delisted pursuant to the request Bull initiated in April 2004.

2.5 Trading volumes and changes in share prices

2.5.1. Changes in share prices and transactions on the Paris Stock Exchange

Information regarding trading volumes and changes in share prices on the Euronext Paris SA *Premier Marché* is provided in the *document de référence* approved by the *Autorité des Marchés Financiers* on May 28, 2004 under no. R-04-100.

Trading volumes and changes in share prices of Bull on the Paris Stock Exchange (*Premier Marché*) since January 2004

	Trading volumes (in € thousands)		Number of shares traded		Share price (in €)		
	Year to date	Daily average	Year to date	Daily average	High	Low	Average price traded*
2004							
January	2,668.68	127.08	3,387,360	161,303	0.82	0.74	0.79
February	6,866.34	343.32	8,908,782	445,439	0.80	0.72	0.79
March	9,383.09	407.96	11,157,693	485,117	0.93	0.76	0.84
April	10,245.24	512.26	10,174,480	508,724	1.21	0.91	1.01
May	4,389.29	209.01	4,323,360	205,874	1.18	0.86	1.03

* Average price traded: Year-to-date trading volumes/Year-to-date number of shares traded
Source: Euronext Paris Bourse SA

The closing price of Bull shares on the Euronext Paris SA *Premier Marché* on (June 8, 2004) was €0.92.

2.5.2. Other exchanges

The volumes traded on the Frankfurt and Zurich exchanges are low, with only 1,586,271 shares traded in 2003.

Bull shares were also listed in Zurich up until, but not including, May 25, 2004, when they were definitively delisted pursuant to the request Bull initiated in April 2004.

2.6 Impact of the issue on the percentage of capital held by shareholders

A shareholder with a 1% share of Bull's capital previous to the issue who does not participate in the Capital Increase will see his holding reduced as follows, excluding the impact of the PEO that is being launched concurrently:

- before Capital Increase: 1%,
- after completion of the Capital Increase: 0.28%.

A shareholder with a 1% share of Bull's capital previous to the issue who does not participate in the Capital Increase will see his holding reduced as follows, including the impact of the PEO that is being launched concurrently, and assuming that all the OCEANEs covered by the PEO were contributed to the Secondary Offer and that 100% of the warrants were exercised:

- before Capital Increase and PEO: 1%
- after completion of the Capital Increase and the PEO: 0.17%

A shareholder with one share would see his share of consolidated shareholders' equity as of December 31, 2003 change as specified above in paragraph 2.2.3.

2.7 Court of competent jurisdiction

In the event of a legal dispute, the courts of competent jurisdiction shall be those where Bull's registered office is located when the Company is a defendant, and designated in accordance with the nature of the dispute, unless otherwise provided by the French New Code of Civil Procedure.

This document only constitutes a translation of the French note d'opération which received the approval n° 04-577 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'opération and this document, the French note d'opération shall prevail

3 GENERAL INFORMATION CONCERNING BULL AND ITS CAPITAL STOCK

Information pertaining to this chapter may be found in Bull's 2003 *document de référence* as recorded by the AMF on May 28, 2004 under No. R-04-100.

Excluding the recent significant events described below, no significant event has taken place subsequent to the deposit of the *document de référence.*

3.1 General information concerning Bull

The information related to the present chapter is part of Bull's 2003 reference document, recorded by the AMF on May 28, 2004 under No. R-04-100.

3.2 General information concerning the capital stock

3.2.1. Composition of capital stock

The capital stock amounted to €340,397,798 at December 31, 2003, consisting of 170,198,899 shares with a par value of €2.00 per share. All shares have voting rights, with the exception of the Company's 1,321,548 treasury shares.

Subsequent to the May 25, 2004 capital decrease (see paragraph 2.2.1 above), the Company's capital stock is, at the approval date of the present *note d'opération*, equal to €1,701,988.99, consisting of 170,198,899 shares with a par value of €0.01 per share. These 170,198,899 shares are currently traded on the Euronext Paris SA *Premier Marché.*

3.2.2. Authorized capital not issued

The Combined Annual and Extraordinary Shareholders' Meeting of May 25, 2004 authorized the Board of Directors to increase the capital stock by a maximum of €300,000,000, in one or several transactions, by either issuing any form of negotiable securities that grants immediate or deferred access to the Company's shares and with or without preserving preferential subscription rights for the shareholders, or by capitalization of reserves, net income, additional paid-up capital or other similar accounts.

This same Meeting also authorized the Board of Directors to issue stock options to the Group's employees and directors, allowing them to subscribe to new Bull shares for an amount not to exceed 5% of its capital stock.

3.2.3. Shares not representing the capital stock

The information related to the present chapter is part of Bull's 2003*document de référence* as recorded by the AMF on May 28, 2004 under No. R-04-100.

3.2.4. Public exchange offer on the OCEANEs (PEO)

It should be noted that Bull has initiated a PEO on the OCEANEs. This Offer, which is currently being carried out, is presented in an information note published simultaneously.

3.2.5. Five-year summary of changes in the Company's capital stock

Date	Nature of the transaction	Amount of the capital increase or decrease	Additional paid-in capital	Resulting capital stock	Number of shares and par value
January 1, 1999	Conversion of the capital into EUR			€251,898,298.21	165,234,452 shares with a par value of €1.52
May 20, 1999	Conversion of the capital into EUR with an increase of the par value to €2.00: capital increased by transfer of additional paid-in capital	€78,570,605.79	(€78,570,605.79)	€330,468,904	165,234,452 shares with a par value of €2.00
	Capital increase reserved for employees	€494,420	€1,231,641.01	€330,963,324	165,481,662 shares with a par value of €2.00
June 28, 2000	Capital increase reserved for employees	€9,434,474	€18,894,179.95	€340,397,798	170,198,899 shares with a par value of €2.00
May 25, 2004	Capital decrease	(€340,397,798)		€1,701,988.99	170,198,899 shares with a par value of €0.01

No transaction has been carried out subsequent to the May 25, 2004 capital decrease.

3.3 Shareholder structure

Information regarding Bull's shareholder structure at December 31, 2003 may be found in Bull's *document de référence* as recorded by the AMF on May 28, 2004 under No. R-04-100.

3.4 Company open market share repurchases

In its fifteenth resolution, the Annual Shareholders' Meeting of May 25, 2004 delegated the necessary powers to Bulls' Board of Directors to repurchase its own shares on the open market, under the terms provided for by article L.225-209 and subsequent articles of the French Commercial Code and in the following manner:

- a maximum of 17,019,889 shares is likely to be repurchased,
- the total amount repurchased is not to exceed €51,059,667.

- the minimum and maximum prices are set at €0.10 and €3.00 per share, respectively.

Based on the authorizations granted by previous Annual Shareholders' Meetings, Bull acquired 4,668,828 shares in July 2000, and these shares were lent to the bank that manages the Group's employee savings plans: 7,708 of these shares were returned in 2000, 239,963 in 2001, 684,083 in 2002 and 388,907 in 2003.

At December 31, 2003, Bull held 1,321,548 treasury shares with a market value of €264,309.60.

During 2003, Bull did not make use of the share repurchase authorization that was renewed for an 18-month period by the June 26, 2002 Annual Shareholders' Meeting.

3.5 Market activity of the issuers' securities

See paragraph 2.5 above.

3.6 Five-year dividend summary

No dividends have been paid in respect of the periods ended December 31, 1999, December 31, 2000, December 31, 2001, December 31, 2002 or December 31, 2003.

4 INFORMATION CONCERNING BULL'S BUSINESS

Information pertaining to this chapter may be found in Bull's 2003 *document de référence* as recorded by *the AMF on May 28, 2004 under No.* R-04-100.

To the best of Bull's knowledge, no significant event has taken place subsequent to the deposit of the *document de référence* that would warrant the providing of additional information here.

5 INFORMATION REGARDING BULL'S ASSETS, FINANCIAL SITUATION AND NET INCOME

Information pertaining to this chapter may be found in Bull's 2003 *document de référence* as recorded by *the AMF on May 28, 2004 under No.* R-04-100.

To the best of Bull's knowledge, no significant event has taken place subsequent to the deposit of the *document de référence* that would warrant the providing of additional information here.

This document only constitutes a translation of the French note d'opération which received the approval n° 04-577 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'opération and this document, the French note d'opération shall prevail

6 BULL'S ADMINISTRATIVE AND MANAGEMENT BODIES

Information pertaining to this chapter may be found in Bull's 2003 *document de référence* as recorded by *the AMF on May 28, 2004 under No.* R-04-100.

Information on events subsequent to the recording of the reference document follow.

The May 24, 2004 Board of Directors meeting, having taken note of the decisions by Didier Pineau-Valencienne and Gilles Cosson to step down from the Board, invited Henri Conze and André Felix to become Board members.

The Board of Directors also extended the term of Gervais Pellissier as Acting Chairman of the Board ("*Administrateur délégué dans les fonctions de Président du Conseil d'Administration*") and "delegated" Chief Executive Officer ("*Directeur Général Délégué*") until the recapitalization plan is completed.

In addition, the May 24, 2004 Ordinary and Extraordinary Shareholders' Meeting:

- renewed the Board terms of Jean-Jacques Damlamian, Michel Davancens, David Jones, Kazahiko Kobayashi, Tadao Kondo, Théodore Shaffner and Gervais Pellissier for a statutory term of 3 years expiring at the conclusion of the Annual General Meeting to approve the 2006 financial statements;

- took note of the resignation of Didier Pineau-Valenciennes and approved his appointment by the March 31, 2004 meeting of the Board of Directors, replacing Jeanne Seyvet, and

- took note of the resignation of Gilles Cosson and approved his appointment by the April 1, 2004 meeting of the Board of directors, replacing Pierre Bonelli.

The members of the Board of Directors are as follows:

Gervais Pellissier
Thierry Francq
Henri Conze
André Felix
Antonio de Barrera de Irimo
Jean-Jacques Damlamian
Michel Davancens
David Jones
Kazuhiko Kobayashi
Tadao Kondo
Théodore Shaffner
Catherine Blond, employee delegate
Gérard Lacoste, employee delegate

7 RECENT RESULTS AND OUTLOOK

Information pertaining to this chapter may be found in Bull's 2003 *document de référence* as recorded by *the AMF on May 28, 2004 under No.* R-04-100.

Aside from the recent events described below, no other significant events have occurred since the *document de reference* was recorded.

First-quarter 2004 sales, as published in the May 7, 2005 Bulletin des Annonces Légales Obligatoires.

Consolidated sales (in € thousands)

	2004	2003	Change vs. 2003
SALES			
1st quarter	64,800	78,700	- 17.7%
Full year		382,300	
SERVICES AND LEASING			
1st quarter	197,300	218,000	- 9.5%
Full year		882,900	
CONSOLIDATED SALES			
1st quarter	262,100	296,700	- 11.7%
Full year		1,265,200	

Bull's 1st quarter 2004 sales amount to €262.1 million, in line with the Group's forecasts for 2004.

Bull

Société anonyme au capital de 1 701 988,99 euros
68, route de Versailles - 78430 Louveciennes
542 046 065 RCS Versailles

AUGMENTATION DE CAPITAL EN NUMERAIRE AVEC MAINTIEN DU DROIT PREFERENTIEL DE SOUSCRIPTION POUR UN MONTANT TOTAL DE 44 251 712,70 EUROS PAR EMISSION DE 442 517 127 ACTIONS NOUVELLES AU PRIX UNITAIRE DE 0,10 EURO DU 17 AU 30 JUIN 2004 INCLUS

NOTICE LÉGALE PUBLIÉE AU BULLETIN DES ANNONCES LÉGALES OBLIGATOIRES DU 11 JUIN 2004

Le prospectus relatif à la présente émission est composé du document de référence relatif à l'exercice 2003 enregistré par l'Autorité des marchés financiers le 28 mai 2004 sous le numéro R. 04-100, de la note d'information relative à l'offre publique d'échange initiée par Bull sur les OCEANEs Bull 2000/2005 – 2,25% visée par l'Autorité des marchés financiers le 9 juin 2004 sous le numéro 04-576 et de la note d'opération visée par l'Autorité des marchés financiers le 9 juin 2004 sous le numéro 04-577.

Ces documents sont disponibles sans frais sur simple demande auprès du siège social de Bull – 68, route de Versailles – 78430 Louveciennes. Le document de référence, la note d'information et la note d'opération peuvent également être consultés sur les sites Internet de Bull (www.bull.fr) et de l'Autorité des marchés financiers (www.amf-france.org).

AVERTISSEMENT

l'Autorité des marchés financiers attire l'attention du public sur les éléments suivants :

- L'augmentation de capital avec maintien du droit préférentiel de souscription objet de la présente note d'opération s'inscrit dans un plan de recapitalisation plus large, comprenant, d'une part, la restructuration de l'avance de l'Etat soumise à l'accord de la Commission Européenne (voir paragraphe intitulé "restructuration de la dette vis-à-vis de l'Etat français" aux pages 12 et 13 de la note) et, d'autre part, l'offre publique d'échange simplifiée destinée à restructurer la dette des porteurs d'OCEANEs (voir paragraphe intitulé "restructuration de la dette vis-à-vis des porteurs d'OCEANEs" aux pages 11 et 12 de la présente note). L'offre publique d'échange simplifiée portant sur les OCEANEs fait l'objet d'une note d'information visée par l'AMF le 9 juin 2004 sous le numéro 04-576 ;
- Le paragraphe suivant de la page 13 de la note : " *En cas de rejet par la Commission Européenne du projet d'aide à la restructuration notifié par l'Etat (voir ci-dessus), la réalisation de la présente Augmentation de Capital ne serait pas remise en cause. Par ailleurs, dans ce cas, les modifications du contrat d'émission des OCEANEs votées lors de l'Assemblée générale du 11 décembre 2003 ne prendraient pas effet et les termes du contrat d'émission initial des OCEANEs qui restent en vigueur dans l'attente de la décision de la Commission Européenne, seraient maintenus jusqu'à l'éventuelle adoption d'un nouveau projet de restructuration. Le calcul de la valeur théorique du droit préférentiel de souscription a toutefois retenu comme hypothèse l'entrée en vigueur des modifications votées par l'Assemblée générale susvisée, compte tenu notamment de la confiance affichée par l'Etat sur l'issue de la procédure d'examen par la Commission Européenne.* " ;
- Les capitaux propres négatifs du groupe et de la société-mère au 31/12/2003 qui s'élèvent respectivement à - 726 MEUR et - 752,6 MEUR ;
- L'observation relative au principe de continuité de l'exploitation formulée par les commissaires aux comptes dans leur rapport sur les comptes consolidés (page 29 du document de référence).

PRINCIPALES CARACTERISTIQUES DE L'AUGMENTATION DE CAPITAL

Emetteur

Bull (ci-après « **Bull** » ou la « Société »)
Code ISIN des actions : FR0000052607
Classification sectorielle FTSE : 932 Matériels informatiques

Objectif de l'émission

Le produit de l'émission sera affecté au renforcement des fonds propres de la Société. Elle s'inscrit dans le cadre du plan de recapitalisation dont les termes et modalités de mise en œuvre ont été arrêtés par le Conseil d'administration de Bull du 20 novembre 2003 et initiés par le Conseil d'administration de Bull du 31 mars 2004.

Ce plan de recapitalisation est décrit de manière détaillée dans le chapitre 2 de la note d'opération. Outre la présente augmentation de capital, le plan prévoit également la réalisation d'une offre publique d'échange visant les obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes (OCEANEs) émises par Bull en mai 2000. Cette offre publique d'échange a fait l'objet d'une note d'information qui a reçu le visa n° 04-576 de l'Autorité des marchés financiers en date du 9 juin 2004 et d'un communiqué publié le 27 mai 2004 dans le quotidien « *Les Echos* » et d'une diffusion le 11 juin 2004 dans le journal « *La Tribune* ».

Titres à émettre

Sur délégation de l'Assemblée générale mixte des actionnaires du 25 mai 2004, le Conseil d'administration de Bull, dans sa séance du même jour, a décidé de procéder à une augmentation de capital en numéraire par l'émission de 442 517 127 actions nouvelles d'une valeur nominale de 0,01 euro portant jouissance au 1er janvier 2004, au prix unitaire de 0,10 euro à libérer intégralement à la souscription, soit un montant brut global de 44 251 712,70 euros, prime d'émission incluse. Cette augmentation de capital est réalisée avec maintien du droit préférentiel de souscription à raison de 13 actions nouvelles pour 5 actions anciennes.

Le produit net de l'émission, après rémunération des intermédiaires financiers et prise en compte des frais légaux et administratifs, est estimé à environ 43 millions d'euros.

Période de souscription

Du 17 au 30 juin 2004 inclus, soit pendant dix jours de bourse.

Conditions de souscription

La souscription des actions nouvelles est réservée, par préférence, aux propriétaires des actions composant le capital social existant ou aux cessionnaires de leurs droits, qui pourront souscrire à titre irréductible à raison de 13 actions nouvelles pour 5 actions anciennes détenues. Le code ISIN des droits préférentiels de souscription est : FR0010093278.

Les souscriptions à titre réductible ne seront pas admises.

Si les souscriptions à titre irréductible n'absorbent pas la totalité de l'émission, le Conseil d'administration pourra, conformément à la loi, soit limiter le montant de l'émission au montant des souscriptions recueillies, sous réserve que ce montant atteigne au moins les trois quarts du montant initialement prévu, soit répartir librement tout ou partie des actions non souscrites dans les conditions prévues par le plan de recapitalisation mentionné ci-dessus (cf paragraphes ci-après « **Engagements et intentions des principaux actionnaires** » et « **Engagements des investisseurs** »), soit offrir au public tout ou partie des actions non souscrites.

Droit préférentiel de souscription

Le prix d'émission unitaire de 0,10 euro fait ressortir une décote de 89,13 % par rapport au cours de l'action le 8 juin 2004, soit 0,92 euro. Toutefois, l'ampleur de l'OPE mentionnée ci-dessus et la dilution résultant de la présente augmentation de capital auront vraisemblablement un impact important sur le cours de l'action Bull. Après prise en compte de ces éléments, la valeur théorique du droit préférentiel de souscription est estimée à 0,58 euro.

Le droit préférentiel de souscription sera détaché le 17 juin 2004 et négocié sur le Premier marché d'Euronext Paris S.A. le même jour et ce jusqu'à la fin de la période de souscription. En conséquence, les actions de la Société seront négociées ex-droit à partir de cette date.

Calendrier indicatif de l'émission

- 9 juin 2004 .... Visa de l'AMF sur la note d'opération
- 11 juin 2004 .... Publication de la notice légale au BALO
- 17 juin 2004 .... Ouverture de la période de souscription et cotation du droit préférentiel de souscription
- 30 juin 2004 .... Clôture de la période de souscription et fin de cotation du droit préférentiel de souscription
- 13 juillet 2004 .... Réunion du Conseil d'administration de Bull à effet d'allouer les actions non souscrites
- 15 juillet 2004 .... Cotation des actions nouvelles

Cotation des actions nouvelles

Les actions nouvelles provenant de l'augmentation de capital feront l'objet d'une demande d'admission au Premier marché d'Euronext Paris S.A. à compter du 15 juillet 2004, sur la même ligne que les actions existantes auxquelles elles seront immédiatement assimilées.

Engagements et intentions des principaux actionnaires

Certains actionnaires de la Société mentionnés ci-après se sont engagés à souscrire des actions dans le cadre de la présente émission pour un montant représentant 33,9% de l'augmentation de capital :

- NEC, qui détient à la connaissance de la Société 28 753 594 actions de Bull représentant, au 30 avril 2004, 16,9% du capital et 16,9% des droits de vote de Bull, s'est engagé à souscrire un nombre maximum de 75 000 000 actions nouvelles pour un montant maximum de 7,5 millions d'euros ;
- France Telecom, qui détient, directement ou par l'intermédiaire de ses filiales, à la connaissance de la Société, 28 753 594 actions de Bull représentant, au 30 avril 2004, 16,9% du capital et 16,9% des droits de vote de Bull, s'est engagé à souscrire un nombre maximum de 75 000 000 actions nouvelles pour un montant maximum de 7,5 millions d'euros.

Par ailleurs, l'État français, qui détient 27 743 824 actions de Bull, représentant, au 30 avril 2004, 16,3% du capital et 16,3% des droits de vote de Bull, ainsi que Motorola, qui détient 28 753 594 actions de Bull, représentant, au 30 avril 2004, 16,9% du capital et 16,9% des droits de vote de Bull, ont fait part à Bull de leur intention de ne pas céder ni transférer leurs actions avant ouverture de la période de souscription, et ainsi de bénéficier des droits préférentiels de souscription attachés à ces actions, droits qu'ils n'entendent pas céder ni exercer.

Engagements des investisseurs

Les investisseurs mentionnés ci-après ont pris les engagements suivants :

- AXA Private Equity s'est engagé à souscrire à la présente augmentation de capital à hauteur de 7 000 000 euros, soit 70 000 000 actions nouvelles ;
- Debeka s'est engagé à souscrire à la présente augmentation de capital à hauteur de 3 000 000 euros, soit 30 000 000 actions nouvelles ;
- Artemis s'est engagé à souscrire à la présente augmentation de capital à hauteur de 2 000 000 euros, soit 20 000 000 actions nouvelles ;
- 347 cadres du groupe Bull se sont engagés à souscrire à la présente augmentation de capital à hauteur de 4 888 775 euros, soit 48 887 750 actions nouvelles.

La Société attribuera aux investisseurs mentionnés ci-dessus et aux actionnaires s'étant engagés à participer à la présente augmentation de capital les actions qui n'auraient pas été souscrites par l'ensemble des autres actionnaires au titre de leurs droits préférentiels de souscription, dans la limite de 72,31% de ces actions non souscrites.
Enfin, dans le cas où la totalité des droits préférentiels de souscription attribués aux actionnaires autres que NEC, France Telecom, Motorola et l'Etat français ne seraient pas exercés, les actions correspondantes seront réattribuées par le Conseil d'administration de Bull à un groupe de porteurs d'OCEANEs qui ont ainsi accepté en décembre 2003 de s'engager à souscrire à la présente augmentation de capital un montant pouvant représenter jusqu'à 12 252 254,90 euros, soit 122 522 549 actions nouvelles.

Garantie

Compte tenu des engagements de souscription décrits ci-dessus, la souscription de la présente émission ne fait l'objet d'aucune garantie de la part d'établissements financiers.

Etablissement centralisateur - versements des fonds - dépôt des fonds

Les souscriptions des actions et les versements seront reçus des souscripteurs ou de leur intermédiaire habilité agissant en leur nom et pour leur compte au siège de la société Euro Emetteurs Finance – 48, boulevard des Batignolles – 75850 Paris Cedex 17.
Les souscriptions et versements des actionnaires dont les titres sont inscrits en compte nominatif pur seront reçus auprès de la Société Générale.
Les fonds versés à l'appui des souscriptions seront centralisés chez Euro Emetteurs Finance – 48, boulevard des Batignolles – 75850 Paris Cedex 17, qui sera chargé d'établir un certificat de dépôt des fonds constatant la réalisation de l'augmentation de capital.

Restrictions générales

La diffusion de la note d'opération ou la vente des actions et des droits préférentiels de souscription peuvent faire l'objet d'une réglementation spécifique ou de restrictions hors de France. Les personnes en possession de la note d'opération doivent s'informer des éventuelles restrictions locales et s'y conformer. Toute personne recevant la note d'opération doit s'abstenir de la distribuer ou de la faire parvenir dans de telles juridictions, en contravention avec les lois et réglementations qui y sont applicables.
Toute personne qui, pour quelque cause que ce soit, transmettrait ou permettrait la transmission de la note d'opération dans de telles juridictions, doit attirer l'attention du destinataire sur les dispositions du présent paragraphe.

Contact investisseurs

Marie-Claude Bessis
Directeur de la communication
Bull
68, route de Versailles – 78430 Louveciennes
Téléphone : 33 (1) 39 66 70 55
E-mail : marie-claude.bessis@bull.net

Avertissement

Ni les actions nouvelles ni les droits de souscription n'ont été ou ne seront enregistrés au sens du US Securities Act de 1933 tel que modifié (le « **Securities Act** »). Hors le cas d'un placement privé séparé fait aux Etats-Unis d'Amérique à l'attention d'un nombre limité d'investisseurs identifiés dans le cadre et conformément à une exemption à l'obligation d'enregistrement prévue par le Securities Act, lequel placement privé sera fait au moyen d'un prospectus séparé composé, notamment, d'une traduction de la présente note d'opération, les actions nouvelles et les droits préférentiels de souscription ne peuvent être offerts, vendus, exercés ou livrés sur le territoire des Etats-Unis d'Amérique tel que défini par la Regulation S prise en application du US Securities Act.
La note d'opération relative à l'émission ne s'adresse qu'aux seules personnes suivantes au Royaume Uni : (i) personnes étant actionnaires de Bull se trouvant au Royaume-Uni ou (ii) toutes autres personnes auxquelles cette note d'opération peut être légalement communiquée (les « **Relevant Persons** »). Toute personne qui n'est pas une Relevant Person ne doit pas agir ou se fonder sur cette note d'opération ou son contenu.
Les actions nouvelles, ainsi que les droits préférentiels de souscription, n'ont pas fait et ne feront pas l'objet d'un enregistrement conformément à la loi boursière japonaise (« **Securities and Exchange Law of Japan** »). En conséquence, ni les actions nouvelles ni les droits de souscription ne peuvent, directement ou indirectement, être offerts ou vendus au Japon, ou à des personnes, ou pour le bénéfice de personnes, résidant au Japon, sauf (i) en application d'une exemption aux obligations d'enregistrement, ou autrement en conformité avec la loi boursière japonaise, ou (ii) en conformité avec les dispositions applicables à d'autres lois du Japon.
En Allemagne, les droits préférentiels de souscription et les actions nouvelles (i) ne seront pas offerts, vendus ou livrés dans le cadre d'une offre publique, (ii) ne feront pas l'objet de publicité ou de promotion au public et (iii) ne feront pas l'objet de transactions sur le marché officiel ou réglementé de toute place boursière en Allemagne. Les droits préférentiels de souscription et les actions nouvelles ne seront pas offerts, vendus ou livrés en Allemagne que conformément aux dispositions de la loi allemande relative aux prospectus de titres (Wertpapier-Verkaufsprospektgesetz) du 9 septembre 1998, telle que modifiée (la loi allemande relative aux Prospectus de Vente), prévoyant un régime d'exemption de l'obligation de publier un prospectus en Allemagne pour l'offre, la vente ou la livraison de droits préférentiels de souscription et des actions nouvelles. Aucun prospectus n'a été ou ne sera publié en Allemagne et un tel prospectus n'a été ni déposé ni approuvé par l'Autorité allemande de surveillance financière (Bundersanstalt für Finanzdienstleistungsaufsicht) pour la publication en Allemagne. La présente augmentation de capital ne s'adresse qu'aux actionnaires de la Société.

NE PAS DIFFUSER AUX ETATS-UNIS, AU ROYAUME-UNI, AU JAPON ET EN ALLEMAGNE

Ce communiqué est diffusé en application des dispositions du règlement n° 98-07 de la Commission des opérations de bourse

Bull

Société anonyme au capital de 1 701 988,99 euros
68, route de Versailles - 78430 Louveciennes
542 046 065 RCS Versailles

PRINCIPALES CARACTERISTIQUES DE L'AUGMENTATION DE CAPITAL EN NUMERAIRE AVEC MAINTIEN DU DROIT PREFERENTIEL DE SOUSCRIPTION POUR UN MONTANT TOTAL DE 44 251 712,70 EUROS PAR EMISSION DE 442 517 127 ACTIONS NOUVELLES AU PRIX UNITAIRE DE 0,10 EURO DU 17 AU 30 JUIN 2004 INCLUS

Notice légale publiée au Bulletin des annonces légales obligatoires du 11 juin 2004

Le prospectus relatif à la présente émission est composé du document de référence relatif à l'exercice 2003 enregistré par l'Autorité des marchés financiers le 28 mai 2004 sous le numéro R. 04-100, de la note d'information relative à l'offre publique d'échange initiée par Bull sur les OCEANEs Bull 2000/2005 – 2,25% visée par l'Autorité des marchés financiers le 9 juin 2004 sous le numéro 04-576 et de la note d'opération visée par l'Autorité des marchés financiers le 9 juin 2004 sous le numéro 04-577.

Ces documents sont disponibles sans frais sur simple demande auprès du siège social de Bull – 68, route de Versailles – 78430 Louveciennes. Le document de référence, la note d'information et la note d'opération peuvent également être consultés sur les sites Internet de Bull (www.bull.fr) et de l'Autorité des marchés financiers (www.amf-france.org).

Avertissement : l'Autorité des marchés financiers attire l'attention du public sur les éléments suivants :

- L'augmentation de capital avec maintien du droit préférentiel de souscription objet de la présente note d'opération, s'inscrit dans un plan de recapitalisation plus large, comprenant, d'une part, la restructuration de l'avance de l'Etat soumise à l'accord de la Commission Européenne (voir paragraphe intitulé "*restructuration de la dette vis-à-vis de l'Etat français*" aux pages 12 et 13 de la note) et, d'autre part, l'offre publique d'échange simplifiée destinée à restructurer la dette des porteurs d'OCEANEs (voir paragraphe intitulé "*restructuration de la dette vis-à-vis des porteurs d'OCEANEs*" aux pages 11 et 12 de la présente note). L'offre publique d'échange simplifiée portant sur les OCEANEs fait l'objet d'une note d'information visée par l'AMF le 9 juin 2004 sous le numéro 04-576 ;

- Le paragraphe suivant de la page 13 de la note : " *En cas de rejet par la Commission Européenne du projet d'aide à la restructuration notifié par l'Etat (voir ci-dessus), la réalisation de la présente Augmentation de Capital ne serait pas remise en cause. Par ailleurs, dans ce cas, les modifications du contrat d'émission des OCEANEs votées lors de l'Assemblée générale du 11 décembre 2003 ne prendraient pas effet et les termes du contrat d'émission initial des OCEANEs, qui restent en vigueur dans l'attente de la décision de la Commission Européenne, seraient maintenus jusqu'à l'éventuelle adoption d'un nouveau projet de restructuration. Le calcul de la valeur théorique du droit préférentiel de souscription a toutefois retenu comme hypothèse l'entrée en vigueur des modifications votées par l'Assemblée générale susvisée, compte tenu notamment de la confiance affichée par l'Etat sur l'issue de la procédure d'examen par la Commission Européenne.*" ;

- Les capitaux propres négatifs du groupe et de la société-mère au 31/12/2003 qui s'élèvent respectivement à - 726 MEUR et - 752,6 MEUR ;

- L'observation relative au principe de continuité de l'exploitation formulée par les commissaires aux comptes dans leur rapport sur les comptes consolidés (page 29 du document de référence).

EMETTEUR

Bull (ci-après « Bull » ou la « Société »)
Code ISIN des actions : FR0000052607
Classification sectorielle FTSE : 932 Matériels informatiques

OBJECTIF DE L'EMISSION

Le produit de l'émission sera affecté au renforcement des fonds propres de la Société. Elle s'inscrit dans le cadre du plan de recapitalisation dont les termes et modalités de mise en œuvre ont été arrêtés par le Conseil d'administration de Bull du 20 novembre 2003 et initiés par le Conseil d'administration de Bull du 31 mars 2004.

Ce plan de recapitalisation est décrit de manière détaillée dans le chapitre 2 de la note d'opération. Outre la présente augmentation de capital, le plan prévoit également la réalisation d'une offre publique d'échange visant les obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes (OCEANEs) émises par Bull en mai 2000. Cette offre publique d'échange a fait l'objet d'une note d'information qui a reçu le visa n° 04-576 de l'Autorité des marchés financiers en date du 9 juin 2004 et d'un communiqué publié le 27 mai 2004 dans le quotidien « les Echos ».

TITRES A EMETTRE

Sur délégation de l'Assemblée générale mixte des actionnaires du 25 mai 2004, le Conseil d'administration de Bull, dans sa séance du même jour, a décidé de procéder à une augmentation de capital en numéraire par l'émission de 442 517 127 actions nouvelles d'une valeur nominale de 0,01 euro portant jouissance au 1er janvier 2004, au prix unitaire de 0,10 euro à libérer intégralement à la souscription, soit un montant brut global de 44 251 712,70 euros, prime d'émission incluse. Cette augmentation de capital est réalisée avec maintien du droit préférentiel de souscription à raison de 13 actions nouvelles pour 5 actions anciennes.

Le produit net de l'émission, après rémunération des intermédiaires financiers et prise en compte des frais légaux et administratifs, est estimé à environ 43 millions d'euros.

PERIODE DE SOUSCRIPTION

Du 17 au 30 juin 2004 inclus, soit pendant dix jours de bourse.

CONDITIONS DE SOUSCRIPTION

La souscription des actions nouvelles est réservée, par préférence, aux propriétaires des actions composant le capital social existant ou aux cessionnaires de leurs droits, qui pourront souscrire à titre irréductible à raison de 13 actions nouvelles pour 5 actions anciennes détenues. Le code ISIN des droits préférentiels de souscription est : FR0010093278

Les souscriptions à titre réductibles ne seront pas admises.

Si les souscriptions à titre irréductible n'absorbent pas la totalité de l'émission, le Conseil d'administration pourra, conformément à la loi, soit limiter le montant de l'émission au montant des souscriptions recueillies, sous réserve que ce montant atteigne au moins les trois quarts du montant initialement prévu, soit répartir librement tout ou partie des actions non souscrites dans les conditions prévues par le plan de recapitalisation mentionné ci-dessus (cf. paragraphes ci-après « ENGAGEMENTS ET INTENTIONS DES

PRINCIPAUX ACTIONNAIRES » et « ENGAGEMENTS DES INVESTISSEURS »), soit offrir au public tout ou partie des actions non souscrites.

DROIT PREFERENTIEL DE SOUSCRIPTION

Le prix d'émission unitaire de 0,10 euro fait ressortir une décote de 89,13 % par rapport au cours de l'action le 8 juin 2004, soit 0,92 euro. Toutefois, l'ampleur de l'OPE mentionnée ci-dessus et la dilution résultant de la présente augmentation de capital auront vraisemblablement un impact important sur le cours de l'action Bull. Après prise en compte de ces éléments, la valeur théorique du droit préférentiel de souscription est estimée à 0,58 euro.

Le droit préférentiel de souscription sera détaché le 17 juin 2004 et négocié sur le Premier marché d'Euronext Paris S.A. le même jour et ce jusqu'à la fin de la période de souscription. En conséquence, les actions de la Société seront négociées ex-droit à partir de cette date.

CALENDRIER INDICATIF DE L'EMISSION

Visa de l'AMF sur la note d'opération :	9 juin 2004
Publication de la notice légale au BALO :	11 juin 2004
Ouverture de la période de souscription et cotation du droit préférentiel de souscription :	17 juin 2004
Clôture de la période de souscription et fin de cotation du droit préférentiel de souscription :	30 juin 2004
Réunion du conseil d'administration de Bull à effet d'allouer les actions non souscrites et de constater la réalisation de l'augmentation de capital :	13 juillet 2004
Cotation des actions nouvelles :	15 juillet 2004

COTATION DES ACTIONS NOUVELLES

Les actions nouvelles provenant de l'augmentation de capital feront l'objet d'une demande d'admission au Premier marché d'Euronext Paris S.A. à compter du 15 juillet 2004, sur la même ligne que les actions existantes auxquelles elles seront immédiatement assimilées.

ENGAGEMENTS ET INTENTIONS DES PRINCIPAUX ACTIONNAIRES

Certains actionnaires de la Société mentionnés ci-après se sont engagés à souscrire des actions dans le cadre de la présente émission pour un montant représentant 33,9% de l'augmentation de capital :

- NEC, qui détient à la connaissance de la Société 28 753 594 actions de Bull représentant, au 30 avril 2004, 16,9% du capital et 16,9% des droits de vote de Bull, s'est engagé à souscrire un nombre maximum de 75 000 000 actions nouvelles pour un montant maximum de 7,5 millions d'euros ;

- France Telecom, qui détient, directement ou par l'intermédiaire de ses filiales, à la connaissance de la Société, 28 753 594 actions de Bull représentant, au 30 avril 2004, 16,9% du capital et 16,9% des droits de vote de Bull, s'est engagé à souscrire un nombre maximum de 75 000 000 actions nouvelles pour un montant maximum de 7,5 millions d'euros.

Par ailleurs, l'Etat français, qui détient 27 743 824 actions de Bull, représentant, au 30 avril 2004, 16,3% du capital et 16,3% des droits de vote de Bull, ainsi que Motorola, qui détient 28 753 594 actions de Bull, représentant, au 30 avril 2004, 16,9% du capital et 16,9% des droits de vote de Bull, ont fait part à Bull de leur intention de ne pas céder ni transférer leurs actions avant ouverture de la période de souscription, et

ainsi de bénéficier des droits préférentiels de souscription attachés à ces actions, droits qu'ils n'entendent pas céder ni exercer.

ENGAGEMENTS DES INVESTISSEURS

Les investisseurs mentionnés ci-après ont pris les engagements suivants :

- AXA Private Equity s'est engagé à souscrire à la présente augmentation de capital à hauteur de 7 000 000 euros, soit 70 000 000 actions nouvelles ;

- Debeka s'est engagé à souscrire à la présente augmentation de capital à hauteur de 3 000 000 euros, soit 30 000 000 actions nouvelles ;

- Artemis s'est engagé à souscrire à la présente augmentation de capital à hauteur de 2 000 000 euros, soit 20 000 000 actions nouvelles ;

- 347 cadres du groupe Bull se sont engagés à souscrire à la présente augmentation de capital à hauteur de 4 888 775 euros, soit 48 887 750 actions nouvelles.

La Société attribuera aux investisseurs mentionnés ci-dessus et aux actionnaires s'étant engagés à participer à la présente augmentation de capital les actions qui n'auraient pas été souscrites par l'ensemble des autres actionnaires au titre de leurs droits préférentiels de souscription, dans la limite de 72,31% de ces actions non souscrites.

Enfin, dans le cas où la totalité des droits préférentiels de souscription attribués aux actionnaires autres que NEC, France Telecom, Motorola et l'Etat français ne seraient pas exercés, les actions correspondantes seront réattribuées par le Conseil d'administration de Bull à un groupe de porteurs d'OCEANEs qui ont ainsi accepté en décembre 2003 de s'engager à souscrire à la présente augmentation de capital un montant pouvant représenter jusqu'à 12 252 254,90 euros, soit 122 522 549 actions nouvelles

GARANTIE

Compte tenu des engagements de souscription décrits ci-dessus, la souscription de la présente émission ne fait l'objet d'aucune garantie de la part d'établissements financiers.

ETABLISSEMENT CENTRALISATEUR - VERSEMENTS DES FONDS - DEPOT DES FONDS

Les souscriptions des actions et les versements seront reçus des souscripteurs ou de leur intermédiaire habilité agissant en leur nom et pour leur compte au siège de la société Euro Emetteurs Finance – 48, boulevard des Batignolles – 75850 Paris Cedex 17.

Les souscriptions et versements des actionnaires dont les titres sont inscrits en compte nominatif pur seront reçus auprès de la Société Générale.

Les fonds versés à l'appui des souscriptions seront centralisés chez Euro Emetteurs Finance – 48, boulevard des Batignolles – 75850 Paris Cedex 17, qui sera chargé d'établir un certificat de dépôt des fonds constatant la réalisation de l'augmentation de capital.

RESTRICTIONS GENERALES

La diffusion de la note d'opération ou la vente des actions et des droits préférentiels de souscription peuvent faire l'objet d'une réglementation spécifique ou de restrictions hors de France. Les personnes en possession de la note d'opération doivent s'informer des éventuelles restrictions locales et s'y conformer. Toute personne recevant la note d'opération doit s'abstenir de la distribuer ou de la faire parvenir dans de telles juridictions, en contravention avec les lois et réglementations qui y sont applicables.

Toute personne qui, pour quelque cause que ce soit, transmettrait ou permettrait la transmission de la note d'opération dans de telles juridictions, doit attirer l'attention du destinataire sur les dispositions du présent paragraphe.

CONTACT INVESTISSEURS

Marie-Claude Bessis
Directeur de la communication
Bull
68, route de Versailles – 78430 Louveciennes
Téléphone : 33 (1) 39 66 70 55
E-mail : marie-claude.bessis@bull.net

AVERTISSEMENT

Ni les actions nouvelles ni les droits de souscription n'ont été ou ne seront enregistrés au sens du US Securities Act de 1933 tel que modifié (le «**Securities Act** »). Hors le cas d'un placement privé séparé fait aux Etats-Unis d'Amérique à l'attention d'un nombre limité d'investisseurs identifiés dans le cadre et conformément à une exemption à l'obligation d'enregistrement prévue par le Securities Act, lequel placement privé sera fait au moyen d'un prospectus séparé composé, notamment, d'une traduction de la présente note d'opération, les actions nouvelles et les droits préférentiels de souscription ne peuvent être offerts, vendus, exercés ou livrés sur le territoire des Etats-Unis d'Amérique tel que défini par la Regulation S prise en application du US Securities Act.

La note d'opération relative à l'émission ne s'adresse qu'aux seules personnes suivantes au Royaume Uni : (i) personnes étant actionnaires de Bull se trouvant au Royaume-Uni ou (ii) toutes autres personnes auxquelles cette note d'opération peut être légalement communiquée (les « **Relevant Persons** »). Toute personne qui n'est pas une Relevant Person ne doit pas agir ou se fonder sur cette note d'opération ou son contenu.

Les actions nouvelles, ainsi que les droits préférentiels de souscription, n'ont pas fait et ne feront pas l'objet d'un enregistrement conformément à la loi boursière japonaise (« Securities and Exchange Law of Japan »). En conséquence, ni les actions nouvelles ni les droits de souscription ne peuvent, directement ou indirectement, être offerts ou vendus au Japon, ou à des personnes, ou pour le bénéfice de personnes, résidant au Japon, sauf (i) en application d'une exemption aux obligations d'enregistrement, ou autrement en conformité avec la loi boursière japonaise, ou (i) en conformité avec les dispositions applicables d'autres lois du Japon.

En Allemagne, les droits préférentiels de souscription et les actions nouvelles (i) ne seront pas offerts, vendus ou livrés dans le cadre d'une offre publique, (ii) ne feront pas l'objet de publicité ou de promotion au public et (iii) ne feront pas l'objet de transactions sur le marché officiel ou réglementé de toute place boursière en Allemagne. Les droits préférentiels de souscription et les actions nouvelles ne seront pas offerts, vendus ou livrés en Allemagne que conformément aux dispositions de la loi allemande relative aux prospectus de titres (Wertpapier-Verkaufsprospektgesetz) du 9 septembre 1998, telle que modifiée (la loi

allemande relative aux Prospectus de Vente), prévoyant un régime d'exemption de l'obligation de publier un prospectus en Allemagne pour l'offre, la vente ou la livraison de droits préférentiels de souscription et des actions nouvelles. Aucun prospectus n'a été ou ne sera publié en Allemagne et un tel prospectus n'a été ni déposé ni approuvé par l'Autorité allemande de surveillance financière (Bundersanstalt für Finanzdienstleistungsaufsicht) pour la publication en Allemagne. La présente augmentation de capital ne s'adresse qu'aux actionnaires de la Société.

LA DIFFUSION DE CE COMMUNIQUE DANS CERTAINS PAYS PEUT CONSTITUER UNE VIOLATION DES DISPOSITIONS LEGALES EN VIGUEUR. CE COMMUNIQUE NE SERA PAS DIFFUSE AUX ETATS-UNIS D'AMERIQUE, AU ROYAUME UNI, AU JAPON ET EN ALLEMAGNE.

Bull Achieves Gold Certified Partner Status in Microsoft Partner Program

Bull Further Distinguishes Itself by Earning Microsoft Competencies in Advanced Infrastructure Solutions and Networking Infrastructure Solutions

Paris, October 25, 2005 -

Bull, a leading IT infrastructure services and solutions provider, today announced it has attained Gold Certified status in the Microsoft Partner Program with competencies in Advanced Infrastructure Solutions and Networking Infrastructure Solutions. As a Gold Certified partner, Bull has demonstrated expertise with Microsoft technologies and proven ability to meet customers' needs.

"*We are extremely pleased to have attained Gold Certified status in the Microsoft Partner Program*, said Jean-Pierre Barberis, Managing Director, Services and Solutions for Bull. *As one of the industry leaders, Bull is continuously looking to leverage new technologies and best practices that will enable our customers to grow their business. Microsoft Gold status is yet another important differentiator of our proven solutions and a guarantee of the value that Bull' infrastructure solutions provide our customers.*"

"*Customers are looking for partner companies that can bridge the gap between their business demands and technology capabilities. They need to trust in someone that can act as an expert adviser for their long-term strategic technology plans. Microsoft Gold Certified Partners, which have certified expertise and direct training and support from Microsoft, can build a positive customer experience with our technologies,*" said Allison Watson, Vice President of the Worldwide Partner Sales and Marketing Group at Microsoft Corp. "*Today, Microsoft recognizes Bull as a new Microsoft Gold Certified Partner for demonstrating its expertise in providing customer satisfaction with Microsoft products and technology.*"

Microsoft Gold Certified Partners enrolled in the Networking Infrastructure Solutions Competency have proved their competency in implementing technology solutions based on either the Microsoft Windows Server™ 2003 or Windows® 2000 Server operating system, with a particular focus on Microsoft Small Business Server 2000 and Windows Small Business Server 2003.

The Microsoft Advanced Infrastructure Solutions Competency is designed for partners with proven expertise in designing and/or implementing complex infrastructure solutions such as Active Directory®-based and Microsoft Integration Server design and deployment solutions, or Microsoft Exchange Server migration or deployment solutions.

As Gold Certified Partner, Bull receives a rich set of benefits, giving the company a competitive advantage in the marketplace. Those resources include priority access to a dedicated support team of Microsoft certified systems engineers, non-disclosure evaluations of

new products and technologies, as well as planning tools and events to stay informed on the latest Microsoft product developments and future directions. All these benefits are passed along to Bull's customers.

The Microsoft Partner Program represents Microsoft's ongoing commitment to the success of partners worldwide. The program offers a single, integrated partnering framework that recognizes partner expertise, rewards the total impact that partners have in the technology marketplace, and delivers more value to help partners' businesses be successful.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net